
Baserri
Outdoors



March 11, 2013

116 Oak Drive
Friendswood, TX 77546

U.S. Securities & Exchange Commission
Division of Corporation Finance
Pamela Long, Assistant Director
100 F Street, NE
Washington, D.C. 20549

Re: Baserri Outdoors Group, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed January 15, 2013
File No. 024-10333

Dear Pamela:

In response to the questions outlined in the letter received on December 13, 2012 in connection to Baserri Outdoor Group, Inc. Direct Public Offering ("DPO") under Regulation A, please see below.

General:

1. In regards to the letter dated January 8, 2013 that formally requests acceleration of the qualification date, we will submit another letter for this request when the timing is correct. We will wait to hear your response to this second amendment that is attached.

2. The attached 1-A has been reformatted to correspond to the requirements pursuant to Model A. The material remained the same except in response to the comments made to us in your letter dated January 30, 2013. We are hopeful that this reformatting of the information will help expedite the process not restart it.

3. Please see the seven copies of our amendment attached in this package.

Offering Circular:

4. Please find the appropriate tables and information instructed as #37 and #38 in the Model A instructions. This information can be found on page 25 of our Offering Document.

5. The necessary legal opinion letter is attached as Exhibit XI.

6. After further discussions with the Texas State Securities Board the method by which Baserri Outdoors will offer the securities in the State of Texas is that Baserri Outdoors will be considered an Issuer Dealer and self underwrite the securities by offering them for sale by the company to the public. Baserri Outdoors is currently pending registration with the State of Texas..

7. All of the necessary exhibits have been added to the Table of Contents and attached to the Offering Document.

8. The first few pages of the Smith & Wesson 10-K document dated April 30, 2008 have been attached to this cover letter. The information that is concerned is highlighted on the third page.

9. Additional information was added to the document to clarify this concern. It can be found on page 13. Refer to the paragraph starting, "As any brand and management team matures…"

10. The proper table that was detailed in the SEC Model A directions has been included. It can be found on page 20.

11. This discrepancy has been adjusted. The statement consistently used in the document is, "There are 50 million shares of common stock authorized and to date none have been issued."


Baserri
Outdoors

12. The elements of the "safe harbor" provisions have been included in the Offering Document. Please refer to page 23.

13. This paragraph has been rewritten to clearly explain the intended meaning. It can be found on page 24.

14. This table has been added to the document. It can be found on page 29.

15. All of our financial statement footnotes have been expanded.

16. The financial statement tables have been corrected to ensure their readability.

17. This information has been addressed. It can be found on page 15.

18. This information has been addressed. It can be found on page 15.

19. We have responded to all of the concerns in your letter.

20. Please see the following clarification to your question regarding inventory and accounts receivable.

Baserri placed an order for 500 shotguns in March of 2010. In August of 2010, Baserri received 250 shotguns from that order and placed them into the inventory. All of those shotguns were shipped out to various customers before the end of the year. We did not receive the final 250 shotguns on the order until January 4, 2011. In our agreement with our Italian manufacturer we had to pay for the shotguns before they left Italy. We paid for the shotguns before the end of 2010. Therefore when we did our end of year inventory for 2010, we did not have any shotguns in inventory, nor did we have the cash in our bank account. Our inventory increased dramatically four days later. Those shotguns were then sold during the 2011 year to allow for our sales figures.

21. Our sales figures in 2011 were created by selling the shotguns paid for in late December 2010, and received in early January 2011.

22. Both of the owners of the LLC contributed capital. In addition to this capital the business has acquired $160,000 in Notes Payable (found on the Balance Sheet page 24 of the Offering Document), and on the profit of the sales during the year for the continuing operation of the company.

23. These financial statements were relabeled properly.

24. We agree that Baserri Shotguns, LLC and Baserri Outdoors Group, Inc. are entities under common control and the merger should be accounted for as a common control transaction. We treated all accounting as common control and assumed no step up in our accounting and all financials came over at stated value.

25. This header has been included as a part of the restructuring of the attached document.

26. This information has been included in the Offering Document. It can be found on page 8 beginning with (b).

27 & 28. Both of these comments have been addressed in a new paragraph that begins with, "In 2010 a group of independently owned..." It can be found on page 34.

29. The titles of the Offering Document signees have been corrected to address this concern.

If you have any further questions or require further clarity, please contact me directly and we look forward towards continuing to work with you.


Baserri
Outdoors

Sincerely,

Alan Thompson
President
Baserri Outdoor Group, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2008

Commission file number 1-31552

SMITH & WESSON HOLDING CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Nevada	**87-0543688**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

2100 Roosevelt Avenue
Springfield, Massachusetts 01104
(800) 331-0852
(Address including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, Par Value $.001 per Share	**Nasdaq Global Select Market**
Preferred Stock Purchase Rights	**Nasdaq Global Select Market**
(Title of Class)	*(Name of Each Exchange on Which Registered)*

Securities registered pursuant to Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by nonaffiliates of the registrant (33,202,371 shares) based on the last reported sale price of the registrant's Common Stock on the Nasdaq Global Select Market on October 31, 2007, which was the last business day of the registrant's most recently completed second fiscal quarter, was $401,416,665. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of June 27, 2008, there were outstanding 46,947,677 shares of the registrant's Common Stock, par value $.001 per share.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2008 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

SMITH & WESSON HOLDING CORPORATION

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended April 30, 2008

TABLE OF CONTENTS

Statement Regarding Forward-Looking Information

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2009 and thereafter; future products or product development; our product development strategies; beliefs regarding product performance; the success of particular product or marketing programs; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under Item 1A, "Risk Factors."

PART I

Item 1. *Business*

Introduction

We are one of the world's leading manufacturers of firearms. We manufacture a wide array of pistols, revolvers, tactical rifles, hunting rifles, black powder firearms, handcuffs, and firearm-related products and accessories for sale to a wide variety of customers, including gun enthusiasts, collectors, hunters, sportsmen, competitive shooters, protection focused individuals, law enforcement agencies and officers, and military agencies in the United States and throughout the world. We are the largest manufacturer of handguns and handcuffs in the United States, the largest U.S. exporter of handguns, and a growing participant in the tactical and hunting rifle markets that we recently entered. We manufacture these products at our facilities in Springfield, Massachusetts; Houlton, Maine; and Rochester, New Hampshire. We also market shotguns, which are manufactured to our specifications in dedicated facilities through a strategic alliance. In addition, we pursue opportunities to license our name and trademarks to third parties for use in association with their products and services. We plan to increase substantially our product offerings and our licensing program to leverage the 150-plus year old "Smith & Wesson" brand and capitalize on the goodwill developed through our historic American tradition by expanding consumer awareness of products we produce or license in the safety, security, protection, and sport markets.

Our objective is to be a global leader in the safety, security, protection, and sport businesses. Key elements of our strategy to achieve this objective are as follows:

- enhancing existing and introducing new products,
- entering new markets and enhancing our presence in existing markets,
- enhancing our manufacturing productivity and capacity,
- capitalizing on our widely known brand name,
- emphasizing customer satisfaction and loyalty, and
- pursuing strategic relationships and acquisitions.

We estimate that the domestic non-military gun market is approximately $163 million for revolvers and $694 million for pistols, with our market share being approximately 45% and 13%, respectively, and approximately $543 million for rifles, $404 million for shotguns, $240 million for tactical rifles, and $73 million for black powder rifles, with our market share being approximately 7% in the tactical rifle market and approximately 25% in the black powder rifle market. We recently entered the shotgun and bolt-action rifle markets. According to 2006 reports by the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives ("BATF"), the U.S. firearms manufacturing industry has grown at a compound annual growth rate in units of 8.3% from 2001 through 2006.

Our wholly owned subsidiary, Smith & Wesson Corp., was founded in 1852 by Horace Smith and Daniel B. Wesson. Mr. Wesson purchased Mr. Smith's interest in 1873. The Wesson family sold Smith & Wesson Corp. to Bangor Punta Corp. in 1965. Lear Siegler Corporation purchased Bangor Punta in 1984, thereby gaining ownership of Smith & Wesson Corp. Forstmann Little & Co. purchased Lear Siegler in 1986 and sold Smith & Wesson Corp. shortly thereafter to Tomkins Corporation, an affiliate of UK-based Tomkins PLC. We purchased Smith & Wesson Corp. from Tomkins in May 2001 and changed our name to Smith & Wesson Holding Corporation in February 2002. We strive to build upon Smith & Wesson's legacy as an authentic American brand known for innovation and new product design and embodying customers' sense of heritage and independence.

On January 3, 2007, we completed the acquisition of all of the outstanding capital stock of Bear Lake Acquisition Corp. and its subsidiaries, including Thompson/Center Arms Company, Inc. Thompson/Center Arms is a recognized brand by hunting enthusiasts with a leading position in the black powder segment of the long gun market. In addition to a leadership position in the long gun market, Thompson/Center Arms also brings expertise in long gun barrel manufacturing, which will assist us in our plans to expand further into the long gun market.

Regulation A – Part I, Notification
Baserri Outdoors, Inc.

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Wayne Rodrigue
129 Royal Oaks Road
Kerrville, TX 78028

Alan Thompson
116 Oak Drive
Friendswood, TX 77546

(b) the issuer's officers;

Wayne Rodrigue, Chief Executive Officer
Alan Thompson, President
Brenda Rodrigue, Treasurer

(c) the issuer's general partners;

N/A There are no general partners of the issuer. The only management and directors are listed above.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

N/A As of this date there has not been any stock issued to any person or entity. Our Transfer Agent is designing the stock certificate and other logistical matters. The persons who will own more than 5% or more of Class A common stock will be Jerry W. Rodrigue and Alan Thompson.

(e)beneficial owners of 5 percent or more of any class of the issuer's equity securities;

N/A There are no beneficial owners of more than 5 percent at this time.

(f)promoters of the issuer;

Under Rule 405 of the Securities Act of 1933, a promoter includes and person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer. The promoters of Baserri Outdoors Group, Inc. are Jerry W. Rodrigue and Alan Thompson.

(g)affiliates of the issuer;

Under Rule 405 of the Securities Act of 1933, an affiliate of, or person affiliated with, a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. Affiliates of Baserri Outdoors Group, Inc. are Jerry W. Rodrigue and Alan Thompson.

(h)counsel to the issuer with respect to the proposed offering;

David Love. The Love Law Firm, PC, 6300 West Loop South, Suite 280, Bellaire, Texas 77401

(i)each underwriter with respect to the proposed offering;

N/A Baserri has not engaged an underwriter for this offering.

(j)the underwriter's directors;

N/A Baserri has not engaged an underwriter for this offering.

(k)the underwriter's officers;

N/A Baserri has not engaged an underwriter for this offering.

(l)the underwriter's general partners; and

N/A Baserri has not engaged an underwriter for this offering.

(m)counsel to the underwriter.

N/A Baserri has not engaged an underwriter for this offering.

ITEM 2. Application of Rule 262

(a)State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

N/A No persons identified in Item 1 are subject to any of the disqualification provisions of Rule 262.

(b)If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A No persons identified in Item 1 are subject to any of the disqualification provisions of Rule 262.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

N/A The affiliates are Jerry W. Rodrigue and Alan Thompson. There is no intention on the part of either person to re-sell the securities.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a)List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A This is a direct offering. There are no use underwriters, dealers or salespeople in this offering.

(b)List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
State of Texas – The method by which Baserri Outdoors will offer the securities in the State of Texas is that Baserri Outdoors will be considered an Issuer Dealer and self underwrite the securities by offering them for sale by the company to the public.

ITEM 5. Unregistered Securities Issued or Sold Within One Year
(a)As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
2(1)the name of such issuer; N/A No unregistered securities were issued.
(2)the title and amount of securities issued; N/A No unregistered securities were issued.
(3)the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; N/A No unregistered securities were issued.
(4)the names and identities of the persons to whom the securities were issued. N/A No unregistered securities were issued.
(b)As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). N/A No unregistered securities were issued.
(c)Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. No securities have been sold in the State of Texas and equity securities will only be considered to be sold by Baserri Outdoors Group, Inc. upon approval from the Securities and Exchange Commission and Texas Secretary of State.

ITEM 6. Other Present or Proposed Offerings
State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.
N/A There are no offerings currently issued or being contemplated at this time.

ITEM 7. Marketing Arrangements
a)Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
(1)To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; N/A There are no plans to engage market makers prior to the completion of the offering and the listing of the stock on an appropriate exchange.
(2)To stabilize the market for any of the securities to be offered;
(3)For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. N/A No underwriters, dealers, or salespeople will be engaged in this offering.

(b)Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. N/A No underwriters, dealers, or salespeople will be engaged in this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Baserri Outdoors Group, Inc., Secretary/Treasurer is Brenda Rodrigue who is married to Jerry W. Rodrigue, the Chief Executive Officer.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A There has been no publication prior to this filing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


Baserri
Outdoors

BASERRI OUTDOORS GROUP, INC.
(Exact name of registrant as specified in its charter)

State of Texas	**3480**	**46-1240820**
(State or Other Jurisdiction of Incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*I.R.S. Employer Identification Number*

116 Oak Drive
Friendswood, TX 77546
(281) 686-3544
(Address, Including Company Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Alan Thompson
President
Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546
(281) 686-3544
(Address, Including Baserri Shotguns' Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A common stock, $6.000 par value per share	$5,000,000	$0.000

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

Baserri Outdoors Group, Inc.

Type of securities offered: Class a Common Stock
This is the initial public offering of our Class A common stock.

Maximum number of securities offered: 833,334 Shares
. We are offering up to 833,334 shares of our Class A common stock on a best efforts, minimum/maximum basis.

Minimum number of securities offered: 166,667 Shares
The Shares are offered on a "best efforts, all or none" basis with respect to the minimum number of Shares offered hereby, and on a "best efforts" basis with respect to sales of Shares thereafter up to the maximum number of Shares being offered.

Price per security: $6 per share
We will price the initial public offering at $6 per share.

Total Proceeds:
Maximum securities sold: $5,000,000
Minimum securities sold: $1,000,000
Is a commissioned selling agent selling the securities in this offering? No
The minimum amount required for an investment is 50 shares and the shares, will be offered by our officers, directors and employees without compensation, and if the minimum offering amount is not reached during the offering period, all of the offering proceeds deposited in the non-interest bearing account at Transfer Line will be return to the investors.

Is there other compensation to selling agents? No
Is there a finder's fee or similar payments to any person? No

Is there an escrow of proceeds until minimum is obtained? Yes
Pending the payment for not less than 166,667 Shares, all proceeds of this offering will be deposited in a non-interest bearing escrow account at Transfer Online

Is this offering limited to members of a special group, such as employees of the company? No

Is transfer of the securities restricted? No

This Company is currently conducting operations.

This offering has not been registered for offer and sale in any states at the time of this document.

There is currently no public market for our common stock. We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed. The absence of a public market for our stock will make it difficult to sell your shares in our stock.

We intend to apply to the Financial Industry Regulatory Association ("FINRA") over-the-counter bulletin board, through a market maker that is a licensed broker dealer, to allow the trading of our common stock upon our becoming a reporting entity under the Securities Exchange Act of 1934. If our common stock becomes so traded and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

AN ELECTRONIC FORMAT OF THIS OFFERING CIRCULAR IS AVAILABLE ON THE COMPANY'S INTERNET WORLD WIDE WEB SITE AT HTTP://WWW.BASERRIOUTDOORS.COM

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal

THE DATE OF THIS OFFERING CIRCULAR IS FEBRUARY 16, 2013


Baserri

Table of Contents	Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.
This Offering Circular, together with the Financial Statements and other Attachments, consists of a total of 35 pages.

SUMMARY

The following summary highlights information contained elsewhere in this Offering Circular and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire Offering Circular, including our financial statements and the related notes included in this Offering Circular and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In this Offering Circular, unless the context requires otherwise, references to "Baserri" "our company," "we," "us" and "our" refer to Baserri Outdoors Group, Inc.

The following discussion should be read together with our financial statements and any related notes appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this Offering Circular. We undertake no obligation to update any information contained in these forward-looking statements

The Company

Exact Corporate Name: Baserri Outdoors Group, Inc.

State and date of incorporation: Texas & September 9, 2012

Street address of principal office: 116 Oak Drive Friendswood, TX 77546

Company Telephone Number: (281)686-3544

Fiscal year: January 1 – December 31

Persons to contact at Company with respect to offering:
Alan Thompson (281)686-3544
Wayne Rodrigue (832)236-0090

Our Mission

Our mission is to produce a line of European, artisan-crafted guns that are superior in quality, design, and aesthetics for the Global Firearms market at an obtainable price point. We want to create a best-in-class Company that brings the highest levels of value and service to its customers

Avid marksmen and shotgun aficionados, Alan Thompson and Wayne Rodrigue, founded Baserri. It was apparent to both of them that there was a gap in the "double shotgun" markets—specifically regarding affordably-priced, "fine shotguns." They both realized that common, "mass-produced" double shotguns lacked custom workmanship--a condition standard amongst a plethora of domestic and international gun makers. Fine double shotguns were extremely expensive and therefore unattainable for most double gun enthusiasts. Accordingly, they set out to design and market a line of shotguns that have the substance and design of fine, custom-made double shotguns.

Risk Factors

1) Our performance is influenced by a variety of economic, social, political factors.

Our performance is influenced by a variety of economic, social, and political factors. General economic conditions and consumer spending patterns can negatively impact our operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors may affect consumer spending on discretionary items and adversely affect the demand for our products. Economic conditions also affect governmental political and budgetary policies. As a result, economic conditions also can have an effect on the sale of our products to law enforcement, government, and military customers. The buying history of the outdoors consumer have shown that even during trying economic times sales maintain a nice growth pattern.

2) We face intense competition that could result in our losing or failing to gain market share and suffering reduced sales.

We operate in intensely competitive markets that are characterized by competition from major domestic and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Any movement away from high-quality, domestic shotguns to lower priced or comparable foreign alternatives would adversely affect our business. Some of our competitors have greater financial, technical, marketing, distribution, and other resources and, in certain cases, may have lower cost structures than we possess and that may afford them competitive advantages. As a result, they may be able to devote greater resources to the promotion and sale of products, to negotiate lower prices on raw materials and components, to deliver competitive products at lower prices, and to introduce new products and respond to customer requirements more effectively and quickly than we can. As we become a more global company, these competitive factors become more controllable. If one county's market becomes saturated and less profitable, we can move our focus into a more profitable emerging market.

Competition is primarily based on innovation, quality, reliability, durability, price, performance, consumer brand awareness, and customer service and support. These are the dominant competitive factors in the firearm industry.

3) **Our ability to grow our business depends in part on a strong brand identity and strong social media and search engine optimization performance.**

We believe a strong brand is a competitive advantage in arms industry because of the fragmentation of the market and the large number of manufacturers available to the consumer. Because our brand is relatively new, we currently do not have strong brand identity. In order to attract and retain clients, and respond to competitive pressures, we expect to expend substantial resources to maintain and enhance our brand in the future.

We plan to increase our advertising expenditures in the future. While we intend to enhance our marketing and advertising activities in order to promote our brand, these activities will result in significant expenditures and may not have a material positive impact on our brand identity. In addition, maintaining our brand will depend on our ability to provide a high-quality consumer experience and high quality service, which we may not do successfully. If we are unable to maintain and enhance our brand, our ability to attract new clients or successfully expand our operations will be harmed.

4) **Our business could be harmed in the event of an economic slowdown or recession.**

The success of our business depends in part on the health of the Global market, which traditionally has been subject to economic swings. The purchase of firearms is an expense for most consumers, and one which can be delayed or terminated based on the availability of discretionary income. Economic slowdown or recession, rising interest rates, adverse tax policies, lower availability of credit, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks or the public perception that any of these events may occur, could adversely affect the demand for our products and would harm our business. This concern will be somewhat offset by emerging markets around the world that bring new consumers.

5) **We are subject to extensive regulation.**

We are subject to the rules and regulations of the ATF. If we fail to comply with the ATF rules and regulations, the ATF may limit our activities or growth, fine us, or ultimately put us out of business. Our business, as well as the business of all producers and marketers of firearms and firearm parts, is also subject to numerous federal, state, local, and foreign laws, regulations, and protocols. Applicable laws require the licensing of all persons manufacturing, importing, or selling firearms as a business; require background checks for purchasers of firearms; impose waiting periods between the purchase of a firearm and the delivery of a firearm; prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records; regulate the interstate sale of handguns; prohibit the interstate mail-order sale of firearms; regulate our employment of personnel with criminal convictions; restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions; and prohibit the private ownership of fully automatic weapons. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws often seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In addition, these laws, regulations, and protocols, as well as their interpretation by regulatory authorities, may change at any time. There can be no assurance that such changes to the laws, regulations, and protocols or to their interpretation will not adversely affect our business.

We are subject to the rules and regulations of the ATF. If we fail to comply with the ATF rules and regulations, the ATF may limit our activities or growth, fine us, or ultimately put us out of business. Our business, as well as the business of all producers and marketers of firearms and firearm parts, is also subject to numerous federal, state, local, and foreign laws, regulations, and protocols. Applicable laws require the licensing of all persons manufacturing, importing, or selling firearms as a business; require background checks for purchasers of firearms; impose waiting periods between the purchase of a firearm and the delivery of a firearm; prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records; regulate the interstate sale of handguns; prohibit the interstate mail-order sale of firearms; regulate our employment of personnel with criminal convictions; restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions; and prohibit the private ownership of fully automatic weapons. Baserri is currently in compliance with all the Federal, State, and local requirements to conduct business as an International Gun Importer and Distributor. We currently hold a Federal Firearm License (FFL) to import and distribute non-military firearms, and in particular shotguns with barrels that are longer than 18". With this license we are allowed to import and sell firearms to other FFL licensed Wholesalers, Dealers, and qualified individuals. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws often seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In addition, these laws, regulations, and protocols, as well as their interpretation by regulatory authorities, may change at any time. There can be no assurance that such changes to the laws, regulations, and protocols or to their interpretation will not adversely affect our business.

Furthermore, like many other manufacturers, we are subject to compliance with the Fair Labor Standards Act, the Occupational Safety and Health Act, and many other regulations surrounding employment law, environmental law, and taxation.

Compliance with all of these regulations is costly and time consuming. Although we take every measure to ensure compliance with the many regulations we are subject to, inadvertent violation of any of these regulations could cause us to incur fines and penalties and may also lead to restrictions on our ability to manufacture and sell our products and services and to import or export the products that we sell.

6) **If we fail to complete the three acquisitions with Spanish gun manufacturers**

If we were unable to acquire any of the acquisitions, our growth would be hampered and limited to our long term toll manufacturing arrangements that are in place. If we were able to complete the AyA acquisition only, the growth prospects would be somewhat enhanced since AyA has been in business since 1915. In any event the failure to complete the acquisitions would revise our sales in terms of available units to sell under the Baserri Brand name to approximately 3,000 shotguns per year.

7) **If we fail to attract and retain our key personnel, our ability to meet our business goals will be impaired and our financial condition and results of operations will suffer.**

The loss of the services of one or more of our key personnel could seriously harm our business. In particular, our success depends on the continued contributions of our senior leadership team, and other senior level sales, operations, marketing, technology and financial officers. Our senior level officers developed our business plan in large part and its implementation requires their skills and knowledge. None of our officers or key employees are bound by an employment agreement and their employment is at will. Currently all senior leadership members have an equity stake in the long term success of Baserri Outdoors, and as new key employees are brought on they too will have an incentive program that will allow them to earn an equity stake.

Baserri Outdoors Group, Inc. was formed on September 6, 2012. At that time we authorized 50 million shares of which none of those shares have been issued, only contemplated. The only number of shares definitely "set aside" is the 833,334 for this offering. The remaining "Principal Shareholders" are shown in the list here as well as the anticipated debt conversion payments from all of the debt holders who have confirmed their desire to exchange debt for equity. Mr. Rodrigue and Mr. Thompson will receive stock in Baserri Outdoors Group, Inc. as shown however as of this date no shares have been issued to anyone individual or other such entity.

8) **We intend to evaluate acquisitions or investments in complementary technologies and businesses and we may not realize the anticipated benefits from, and may have to pay substantial costs related to, any acquisitions or investments that we undertake.**

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or be able to make these acquisitions on a commercially reasonable basis, or at all. If we complete an acquisition or investment, we may not realize the benefits we expect to derive from the transaction. Any future acquisitions and investments would have several risks, including:

- our inability to successfully integrate acquired technologies or operations;
- diversion of management's attention;
- problems maintaining uniform standards, procedures, controls and policies;
- potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;
- expenses related to amortization of intangible assets;
- risks associated with operating a business or in a market in which we have little or no prior experience;
- potential write offs of acquired assets;
- loss of key employees of acquired businesses; and
- Our inability to recover the costs of acquisitions or investments.

Note: In addition to the above risks, businesses are often subject to risks not forseen or fully appreciated by management. In reviewing this Offering Cicular potential investors should keep in mind other possible risks that could be important.

Business and Properties

(a) What Baserri does:

Baserri was created to fill a dream of its founders, as well as a void in the Shotgun Market. This dream was to create the best shotgun company in the world through its value proposition and customer service.

Aligning themselves with quality gun makers in Europe, they began to produce a line of double barrels that satisfy both the sporting and competitive sectors for an above grade, yet affordable firearm. Baserri's founders insist on crafting aesthetically pleasing firearms that exceed durability and performance standards.

Baserri Shotguns delivers high quality shotguns to the market well within an attainable price range. This is accomplished by controlling the cost of production, suppliers, and having a lean organizational cost structure allowing us to maximize our profit margins.

In August 2010, Baserri Shotguns debuted in the United States with two models, the MARI Elite Sporting Clay Shotgun and the MARI Hr (hunter) Field Shotgun (both 12 gauge). Both models were well received throughout the industry and will eventually drive new product line augmentation. Recognition of Baserri Shotguns by national and regional writers has begun to spark consumer interest at a national level. Both models have been positively reviewed in national publications such as *Shooting Sportsman, Sporting Clays, Guns Magazine, and Shotgun Life*.

(b) How Baserri produces our shotguns:

Historically these shotguns have been made to our specifications in Italy by FABARM S.p.A. located at Via Averolda, 31 - 25039 Travagliato - Brescia (BS) Italy. We are currently expanding and moving our manufacturing to Spain. Our Spanish manufacturing partners are Lanber Armas S.A.Zubiaurre N°7, 48250 Zaldibar, Bizkaia – Spain, and Aguirre y Aranzabal, S.A (AyA) Avenida Otaola, 25 – 3rd Floor 20600 EIBAR (Guipuzcoa) – Spain. We have a 5 year manufacturing agreement with both of these Spanish companies to manufacturer up to 4,500 shotguns per year. We are presently introducing these new models for distribution in early 2013. Our current sales offerings include our MARI line of hunting and sporting clay shotguns. The Hunting Shotgun is a Block Lock Over/Under 12 gauge with a 28" barrel, an aluminum receiver, roll engraved with beautiful scrolled design, laser checkering with 34 lines per inch, and a hand oiled European Walnut stock.

The Sporting Clay Shotgun is a Side Plate Over/Under 12 gauge with a 30" barrel, and steel receiver, laser engraved with beautiful scrolled design and hunting scene on the Side Plate, laser checkering with 34 lines per inch, and an upgraded hand oiled European Walnut stock.

Baserri believes it offers an elite custom built shotgun design and quality than its competitors of mass produced guns. Similar priced shotguns do not have the detailed scrolled engraving, 34 lines per inch checkering, and hand oiled European Walnut stocks.

Current Baserri Outdoors Signed Manufacturing Agreements; Aguirre y Aranzabal, S.A (AyA) and Lanber Armas, S.A., respectively. Both agreements are five-year terms and have volume (manufacturing capacity) up to 4,500 shotguns per year.

The three new models that will be released in 2013 include the Lano, Erio and Irati. The Lano will be a new entry level-sporting shotgun. It will be designed with 30" and 32" barrels, grade 3 walnut stock with a palm swell, and a beautiful case hardened steel box lock receiver. Additionally, the barrels are exposed, i.e. thermally separated from each other.

The Erio will be Baserri Shotguns first Semi-Automatic shotgun. It will be designed with 30" & 32" barrels. It will also feature specialty stock—either Grade 4 Walnut Stock or rubberized Camo finish options for water fowlers. The Rubberized Camo finish is a unique three step process that helps the Erio stand apart from the competition. The process starts out similar to others with the first layer being a hydrographic film that applies the camouflage. The second coat is Ultra Violet topcoat that seals the film. Lastly, the shotgun is coated with a special rubber sealant that not only gives the gun a tough outer shell, but also applies a rubbery non-slip finish. This outer layer protects the film against scratches and nicks, while making the shotgun easier to handle in wet environments due to its non-slip nature. The design of the recoil system minimizes muzzle jump to allow for faster re-sighting on the target. Finally, the Irati will be Baserri Shotguns' upland hunting shotgun. It will be available in 12, 20, and 28 gauges with 28" & 30" barrels. The lightweight alloy box lock receiver will be nickel finished and accented with a grade 2.5 walnut stock. The weight of the 20-gauge version will be 6 pounds.

Baserri's careful and deliberate focus on R&D has yielded shotguns with measurable key performance indicators—tied to durability, performance, and precision. These metrics, guided Baserri's current and future models. For example:

The barrels begin as bars of steel which are left out in the elements for a period of time to temper the metal--ensuring longevity.

Tapered Barrel; has eliminated the forcing cone by gradually reducing the bore from .740 to .724 inch, which increases shot velocity, reduces felt recoil, and provides better patterns. No other barrel has the same performance. Baserri will continue its relentless focus on R&D through continuous improvement of its differentiating features. Reinvestment in technologies and testing for future production runs will continue as a core objective. Founded in August 2009, Baserri is led by seasoned professionals with extensive experience in business development and distribution. Outstanding service and dealer relationships along with strategic dealer programs have been the staple of this company.

Vertical Integration

Outside of the Company's organic growth initiatives, they have secured a Letter of Intent (LOI) to acquire three independent premier brands and facilitates; Aguirre y Aranzabal (AyA), Lanber Armas S.A. (Lanber), and Zabala Hermanos, S.A. (Zabala). Headquartered in Spain, these brands will drive and accelerate growth by allowing Baserri to vertically integrate operations, expand product offerings, and broaden global sales distribution.

Grouping these companies and brands together will facilitate the new "Baserri Outdoors Group" the opportunity to add the breadth of product line that rivals the largest manufacturers in the shotgun market. Baserri will unite the old world talents of some of Spain's greatest gun makers with new technology and economies of scale to launch four brands into four unique parts of the overall market. After implementation of the acquisitions, none of the brands will compete with any of the others, and there will be very few gaps in the overall product offering originating in Spain

New product line:

- AyA to be the Flagship Brand ~ Higher end Price Point
- Baserri to be the next in line Brand ~ Mid-Market Price Point
- Lanber and Zabala to be the next in positioning ~ Economy Price Point

The Company will focus the current product offering of Lanber and Zabala to the top sellers, and then focus on building the new models to bring their designs into the present.

The below charts illustrates the incremental increase (projected) in units through the three acquisitions in Spain.

	2013	2014	2015	2016	2017
Acquisitions	4,901	6,501	8,451	10,501	11,701
Baserri	860	2,135	3,075	3,920	4,970
Total Units	5,761	8,636	11,526	14,421	16,671

Value Themes:

- Post-acquisition, Baserri's manufacturing capabilities will include approximately 25,000 square feet of manufacturing space with machinery capacity to produce 10,000 shotguns on one shift. This manufacturing capacity will be achieved after Lanber's and AyA's production equipment is efficiently combined into the manufacturing space to allow for the proper flow of production. This one facility can handle AyA, Lanber, Baserri, and Zabala branded workers particularly for "fit and finish" processes.
- The Company also has long-term manufacturing agreements in place with each respective company to secure manufacturing production outside of the anticipated acquisition of each company. This will secure immediate production capabilities--guaranteeing inventory. As part of a seamless integration process, Baserri will work with the respective companies to understand production and sales modes.
- Each company has had international success in creating their own market niche. Historically, Lanber manufactured an affordable double shotgun as well as auto-loaders made for the common shooter. The same falls true for Zabala/Lorana, but, it is AYA which possesses a mystique and exclusive brand identity Accordingly, AYA's brand recognition and associated reputation for excellence will elevate all of the Baserri brands' reputations when it is known that they share the same manufacturing facilities.The Baserri line of shotguns will be enhanced due to the aforementioned brand perception, but also active design collaboration and innovation input from AYA, Lanber, and Zabala's inevitably seasoned and respected gun makers. This sharing of knowledge is a key takeaway for Baserri as it engages with what may be the pinnacle of fine shotgun producers. Additionally the respective acquisitions also are producers of gun parts and barrel manufacturers, an important source of supplemented revenue for the company.
- This amount of volume, production and acquisition of an existing customer base will create a super brand which will emphasize a global production of high quality products for an affordable price compared to the Global/National competitors. It is our opinion that this "turn key" approach with respect to our initial production agreements and intent to purchase these companies will allow Baserri to be a major force in the Industry from the onset.

There is no assurance that Baserri Outdoors Group, Inc. will actually complete any of these acquisitions.

(c) Our Industry:

According to Smith & Wessons' 2008 10K SEC Filing Report, the overall fire-arm industry in the United States is estimated to be at $2.2 billion, of which the shotgun industry is $313 million. According to the Federal Bureau of Alcohol, Tobacco, Firearms, and Explosives (ATF) the Annual Firearms Manufacturing Industry has grown at a compounded rate of 12.4% from 2004 – 2009. Using a conservative growth rate of 2.5% (which is only 20% of the stated rate), the current shotgun market for 2012 is anticipated to be approximately $337 Million.

The industry is dominated by a small number of well-known companies. We encounter competition from both domestic and foreign manufacturers. Some competitors manufacture a wide variety of firearms, while the majority of our competitors manufacture only certain types of firearms.

Our industry saw a record for a single year in 2011, when the FBI reported that 14,409,616 background checks were requested. In 2012 that figure is estimated to top 16 million. This demand has increased sales across all segments, including shotguns. While some recent growth can be attributed to political and economic fears, we anticipate increasing social acceptance of firearms for both self-defense and recreation/leisure. We believe strong growth throughout the country last year—unlike 2008 which saw growth driven by Southern states—is evidence of this change. Furthermore, in 2011, 23% of women self-reported owning a firearm, up from just 13% in 2005.

In the United States, there were 2,850,406 registered firearms as of December 2010 according to the ATF's National Firearms Registration and Transfer Record (NFRTR).

2009 Firearms Manufactured


Pistols
Revolvers
Rifles
Shotguns
Misc. Firearms

According to the most recent data available through the ATF, 2009 saw 752,699 shotguns manufactured in 2009 versus 630,710 in the previous year, reflecting a 19.3% increase.

Total firearms manufactured were 5,555,818 in 2009 consisting of pistols, revolvers, rifles, shotguns and misc. firearms. Shotguns represented 13.5% of production.

Manufactures' Sales, Exports and Imports

As of 2011, there are approximately 5,400 licensed firearms manufacturers and 950 licensed importers in the United States. A Federal firearms license is required to engage in the business of manufacturing, importing, or dealing in firearms. These businesses are required by law to maintain records of the production, exportation, importation, acquisition, and disposition of firearms.

Manufacturers' export volume for calendar year 2009, the most recent year for which complete data is available, reached more than 194,000 firearms. Compared with the 2000 export volume of 188,460 firearms, the increase in firearms exported is significantly less than the increase in firearms imported. According to ATF data, the number of shotguns manufactured and exported is trending upward from 2008-2011 as illustrated.


US Shotgun Exports
60,000
40,000
20,000
0
2008
2009
2010
2011

In 2010, according to the United States International Trade Commission, Brazil was the leading importer of shotguns into the United States at 169,136 units and Italy was the second leading importer with 139,181 units. Shotguns made up 18% of all firearms imported into the United States in 2010 with handguns representing 63% and rifles at 19% respectively.


Shotguns Manufactured (US)
1,000,000
800,000
600,000
400,000
200,000
0
2008
2009
2010
2011

With President Obama being reelected coupled with heightened fear that he may regulate guns and ammunition in the aftermath of the Aurora, Colorado, shooting, we expect firearm sales to remain frothy and frenzied through the upcoming years.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Our Marketing Strategy:

Our Solution

The shotgun market in the US is primarily broken down into 4 categories ~ under $1,000 ~ $1,000 to $2,000 ~ $2,000 to $4,000 ~ and $4,000 to $10,000 per shotgun. Shotguns selling for over $10,000 and up are in their own category and such as small part of the market. The market we are positioned in by design is the $2,000 to $4,000 market space. This market is controlled by Beretta and Browning which own 90% market share. Other players are Ceasar Guerini, Krieghoff, Blaser, Kolar, and AyA. Our 2 models are priced at $2395 for the field model and $3395 for the Elite. The Elite has a higher grade wood than our competitors and more engraving on the receiver that our Beretta and Browning competitors'


Performance & Standards versus Price
Highest Premium/AyA
Baserri
Low Cost Provider (Lanber & Zabala)
60
50
40
30
20
10
0
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
$4,500
$5,000
$5,500
$6,500
$7,000
$7,500
$8,000
$8,500
$9,000
$10,000

comparable models. The cost to Baserri was not any more money than a shotgun with less engraving so we decided to not value add very much to the selling price of the shotgun in order to be seen as a very competitive product in the marketplace. The reference to the $6000 to $8000 shotguns is that we have been are constantly being compared to shotguns in that price point due to the extras we provide at a much lower price point.

The final point is that our competitors Beretta and Browning are 500 and 175 years old respectively and have large infrastructures and sales and marketing costs. Baserri does not have the overhead costs and are able to make very good margins at a lower price point than might be expected with an eye on capturing market share from these large competitors.

Our statements on flexibility can most be described by understanding that we can make decisions very fast and thus respond to changing business climates since there are only 2 owners and since we were not entrenched in manufacturing and owning buildings, etc. On a go forward basis we expect to have more people and assets. The new flexibility will be that we will hire management persons who come from the industry and whose skill sets are aligned with our growth needs. At some point we may not be as flexible, but by that time we will have the maturity of the Brands and the maturity of the management team members to facilitate growth and maintain market share.

As any brand and management team matures, they can positively impact the bottom line of their company by moving their focus toward other avenues of advertising. The tremendous amount of travel and blanket marketing does not have to be as extensive and costly as it does when a new company is building the brand name. An example of this is if the Beretta name rolls across the screen of a television show, the viewer already has in mind what it stands for. A newer company must spend more advertising dollars to get not only the name, but also the story behind the name told. This allows for mature brands to bring more profits to the bottom line. The mature brand and management team then can focus their sales approach on expanding sales growth and retaining market share. This can be achieved by the introduction of new models, expanding into new markets, and reducing price of the product to better compete in the marketplace.

Competitive Advantages

Baserri's main competitive advantage is that we will offer a more custom-built shotgun design and quality than our competitor's mass produced guns. Historical statistics show that there was a down turn in traditional "heirloom" guns that are handed down from generation to generation. Many studies have shown a drop in households with guns peaking in the mid-1970s with 54% to current numbers approximately at 32%. It is our opinion that a major attribute to this is the increase of mass produced shotguns with a lower standard to keep up with supply and demand. At Baserri, we believe that we are on the forefront of a Renaissance in producing a fortified, well-made gun whose owners perceive and realize value via its differentiating attributes. The value added component to our product is the ability to last through the generations rather than sacrifice quality for a lower price point. This will ensure the potential in instilling investment in longevity vs. a lower shelf life of a lower quality mass produced product that our competitors are manufacturing.

- *High Level of Customer Service:* We believe in long-term relationships and will continue to provide unmatched customer service to our client base. For example, we conduct extensive buyer/dealer training to assure proper messaging and communication of Baserri's aforementioned technical and performance differentiators. In addition to training, Baserri places a premium on outbound logistics (responsive order processing) with dealers/retailers.

- *Excellent Value.* Baserri Shotguns provides our gun owners with excellent value at attainable price points.

- *Scalability.* Given our lean operating structure, our business model is designed to scale quickly while maximizing profit margins. Currently, with two owners and three management personnel allows us with a conservative and manageable operating budget in regard to salaries and selling, general and administrative expenses. With comparatively low operating costs and low debt and minimum employees the ability to scale up is less encumbered by existing realities.

- *Artistry and Attention to Detail:* Similarly-priced shotguns typically do not have the detailed scrolled engraving, 34 lines per inch checkering, and hand oiled European Walnut stocks.

- *High-Quality Products* Our shotguns are made with the high standards and quality, providing superior value as noted above.

- *Strong Leadership Team.* Our Leadership Team is comprised of business professionals who have proven.

Baserri Shotguns' Growth Strategies

Organically, since inception, the Company has established a broad dealer network across different states outside of our strategic growth initiatives.

Our growth strategies include:

- *Focus on Consumers.* Maintain our focus on consumers and leverage our industry independence to enhance existing products and services and develop new offerings with broad consumer appeal.

- *Enhance the Baserri Shotguns brand through the country.* We believe that enhancing the Baserri brand will heighten awareness of our product and increase the number of buyers who use our guns ultimately increasing or top line growth. We plan to advertise aggressively online while using select traditional mediums to further promote our brand. In addition, we believe that we can enhance our brand by continuing to focus on consumer, with the objective of creating long-term relationships with our clients. This includes expansion of public relations, social media, and other marketing programs to efficiently increase our brand awareness.

- *Strategic Acquisitions.* We have identified three companies where we have a Letter of Intent (LOI) to acquire in Spain allowing us to vertically integrate our operations, manage quality control, and broaden our global distribution and product offering while becoming one of the premier shotgun companies in the world. These respective transactions will also strengthen our market position, enhance our ancillary capabilities and accelerate our growth.

- *Broaden and deepen our presence in existing markets.* We plan to increase our presence and market share in existing markets by expanding our number of Baserri Dealers through The Baserri Dealer Network, The Company's firearms are primarily marketed through a network of selected, federally licensed, independent wholesale dealers who purchase the products directly from the Company. Our current Baserri Dealers were selected for a number of reasons. First of all, they were selected because of their experience with double barrel shotgun sales. Secondly, because of their interest and commitment to help promote the Baserri line of products in their particular market. Thirdly, we selected based upon a geographic model not to have a large overlapping presence in the marketplace. We believe that maintaining these geographic areas enhances their commitment to sell our products. They resell to legally authorized end users. Additionally, we will continue to focus on growing our business within our dealer's network and work hand in hand to build mutual sales volume and profits. Currently, we have dealers throughout the country representing several states. Our dealer agreements set in place the expectations of each of our dealers. These expectations include:

➢ Dealership agrees to stock a full representation of Baserri Shotguns products for their sales area.
➢ Dealership agrees to have a trained and active sales force which initiates and maintains contact with retail customers
➢ Dealership agrees to have an established business premises for sale and display of Baserri Shotguns products to customers, a Federal Firearms License, regular hours of business, a state or local resale tax number where applicable, and that provide full sales and service support for Baserri Shotguns products

This agreement is not wholly or in part transferrable. This Agreement may be terminated by either party upon 30 days notice in writing to the other party. Upon termination Baserri Shotguns shall have the option to buy back from the dealership Baserri Shotguns product at the price actually paid by the dealership. This option has never been enacted by Baserri, and we do not plan to enact it unless under an extreme circumstance where a dealer misrepresents the Baserri products. Baserri Outdoors will offer a 5 year warranty on it products. These costs are added into the Product Cost.

Dealer Network	
	Montana
Alabama	New Mexico
Arkansas	New York
Arizona	North Carolina
California	Ohio
Colorado	Pennsylvania
Delaware	South Carolina
Illinois	Texas
India	Utah
Kansas	Virginia
Kentucky	Washington
Louisiana	West Virginia
Maryland	Wisconsin
Michigan	
Minnesota	


Boston
Buffalo
Detroit
New York
Philadelphia
Minneapolis
Chicago
Washington
San Francisco
Palo Alto
Denver
Los Angeles
San Diego
Phoenix
Raleigh
Durham
Atlanta
Dallas
Houston
Miami

- *Expand into New Markets.* Continue to aggressively push into new markets around the world that has strong demographics and market activity through our dealer network.

- *Efficiently Increase Domestic Brand Awareness for Baserri.*

  Leverage Wholesale Channels : Baserri is targeting three primary avenues including the" Big Box" Sporting Goods Stores, and Regional and Local Gun Stores, and the Internet Retail Purchaser, which ecommerce transactions have trended higher. The Sporting Goods Stores are comprised of the following retailers; Gander Mountain, Cabala's, Academy, Bass Pro Shops and Dick's Sporting Goods.

  Drive Innovation as Differentiation Pillar: Investment of operating profits into product research, testing, and highly skilled and creative product development teams.

Addressing the market opportunity

Superior Value. Our guns are manufactured with the high standards reflecting craftsmanship while being offered at an attainable price point. This provides value to our clientele.

High-Quality Products.

Exceptional Customer Service. Our mission is to be the best manufacturer of shotguns, which our focus on providing quality customer service to forge long-lasting relationships with Baserri.

Baserri currently sells shotguns through 48 independently owned dealerships across the United States. The Mid-Atlantic States have been most active especially Delaware, Pennsylvania, and North Carolina. The Mid-Atlantic region has accounted for 35% of Baserri sales volume. The other major geographic region is Texas. Approximately 30 percent of our sales volume comes from Texas. The remaining 35 percent of sales have been scattered across the rest of the US.

Our Strategy

Our objective is to become one of the most recognized respected and successful companies in the firearms industry. The key elements of our strategy include:

Broaden and deepen our presence in existing markets

We plan to increase our presence and market share in existing markets by expanding our number of Baserri dealers and executing our marketing strategy through both traditional and non-traditional mediums. Our Dealer program has been designed to encourage distribution and customer acquisition to facilitate the sale of our products while providing incentives.

Enhance the Baserri brand

We believe that enhancing the Baserri brand will heighten awareness of our company and increase the number of home buyers and sellers who use our services and ultimately increase the number of shotguns we sell. We have launched aggressive social media campaigns, public relations and traditional mediums. We believe that we can enhance our brand by continuing to focus on client service, with the objective of creating lifelong relationships with our clients.

Continue to Manufacturer a Superior Product

We are committed to the quality to each and every one of our guns, using the high standards of quality control and inspection before being delivered to customers.

Leverage Wholesale Channels

Baserri is targeting three primary avenues including the" Big Box" Sporting Goods Stores, and Regional and Local Gun Stores, and the Internet Retail Purchaser, which ecommerce transactions have trended higher. The Sporting Goods Stores are comprised of the following retailers; Gander Mountain, Cabala's, Academy, Bass Pro Shops and Dick's Sporting Goods.

Our Consumer Website and Services

Baserri has a fully functional website that is designed to capture broad market coverage from various search engines through our social media and search engine optimization strategy. Our user friendly website allows the customer to learn more about our products while aligning them to one of our FFL dealer for pickup.

(e) Baserri Outdoors Order Backlog:

As of 02/01/2013 $450,000
As of 02/01/2012 $50,000

The variations between the two figures are a result of that we are a growing concern with both acquisition and organic growth. A typical order is approximately $10,000.

(f) Current and anticipated employees:

At the end of Fiscal Year 2012, Baserri had 3 employees. Baserri expects the total number of employees to grow to 35 during the next 12 months. This is a direct result of the anticipated acquisitions of Lanber and AyA. The majority of these employees with be production employees. Our employees are not subject to any collective bargaining agreements.

(g) Principal properties:

Baserri does not currently own or lease and principal properties. Within the next 12 months Baserri will acquire a manufacturing facility in Spain. The cost of the manufacturing facility is budgeted to not exceed $500,000 and will be funded by the proceeds of this public offering.

(h) Company's dependency on proprietary information:

Baserri is not, to any great extent, dependent upon proprietary information. The brand names for which the shotguns are sold under are trademarked within the United States and Europe. Baserri spent $10,000 on Research and Development during the last fiscal year. With the acquisitions, that number will increase to approximately $100,000 over the next fiscal year.

(i) Impact of Regulation:

We are subject to the rules and regulations of the ATF. If we fail to comply with the ATF rules and regulations, the ATF may limit our activities or growth, fine us, or ultimately put us out of business. Our business, as well as the business of all producers and marketers of firearms and firearm parts, is also subject to numerous federal, state, local, and foreign laws, regulations, and protocols. Applicable laws require the licensing of all persons manufacturing, importing, or selling firearms as a business; require background checks for purchasers of firearms; impose waiting periods between the purchase of a firearm and the delivery of a firearm; prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records; regulate the interstate sale of handguns; prohibit the interstate mail-order sale of firearms; regulate our employment of personnel with criminal convictions; restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions; and prohibit the private ownership of fully automatic weapons. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws often seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In addition, these laws, regulations, and protocols, as well as their interpretation by regulatory authorities, may change at any time. There can be no assurance that such changes to the laws, regulations, and protocols or to their interpretation will not adversely affect our business.

We are subject to the rules and regulations of the ATF. If we fail to comply with the ATF rules and regulations, the ATF may limit our activities or growth, fine us, or ultimately put us out of business. Our business, as well as the business of all producers and marketers of firearms and firearm parts, is also subject to numerous federal, state, local, and foreign laws, regulations, and protocols. Applicable laws require the licensing of all persons manufacturing, importing, or selling firearms as a business; require background checks for purchasers of firearms; impose waiting periods between the purchase of a firearm and the delivery of a firearm; prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records; regulate the interstate sale of handguns; prohibit the interstate mail-order sale of firearms; regulate our employment of personnel with criminal convictions; restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions; and prohibit the private ownership of fully automatic weapons. Baserri is currently in compliance with all the Federal, State, and local requirements to conduct business as an International Gun Importer and Distributor. We currently hold a Federal Firearm License (FFL) to import and distribute non-military firearms, and in particular shotguns with barrels that are longer than 18". With this license we are allowed to import and sell firearms to other FFL licensed Wholesalers, Dealers, and qualified individuals. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws often seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In addition, these laws, regulations, and protocols, as well as their interpretation by regulatory authorities, may change at any time. There can be no assurance that such changes to the laws, regulations, and protocols or to their interpretation will not adversely affect our business.

Furthermore, like many other manufacturers, we are subject to compliance with the Fair Labor Standards Act, the Occupational Safety and Health Act, and many other regulations surrounding employment law, environmental law, and taxation.

Compliance with all of these regulations is costly and time consuming. Although we take every measure to ensure compliance with the many regulations we are subject to, inadvertent violation of any of these regulations could cause us to incur fines and penalties and may also lead to restrictions on our ability to manufacture and sell our products and services and to import or export the products that we sell.

(j) Baserri Outdoors Group, Inc's subsidiaries:

Baserri Outdoors currently has Baserri Shotguns as a subsidiary. Baserri Outdoors is uniquely positioned to acquire three companies; Zabala, AyA, and Lanber allowing them to accelerate our growth initiatives. We have conducted extensive due diligence and believe there is economies of scale to realize while being able to maintain key personnel.

(k) Material events effecting Baserri Outdoors Group, Inc.

Baserri Outdoors Group, Inc. was incorporated after discussions with our accountants and attorneys to establish a traditional holding company structure so that the Company could better take advantage of conditions within the marketplace namely the opportunities to grow through acquisitions. With this goal in mind the Company has entered into a Purchase agreement dated October 15, 2012 to purchase Baserri Shotguns, LLC. Baserri Shotguns, LLC has imported shotguns for the US market for the last 3 years. The merger/acquisition of Baserri Shotguns, LLC is the cornerstone event moving Baserri Outdoors Group, Inc forward.

It is anticipated that Baserri Outdoors Group, Inc. will form a Spanish Corporation under Spanish law and that this company will be owned by Baserri Outdoors Group, Inc. for the purposes of acquiring the stock of one Spanish company and the assets and trademarks of another which are discussed below.

The next anticipated acquisition for Baserri Outdoors Group, Inc. is Aquirre y Aranzabal (AyA) a Spanish gun maker that began manufacturing shotguns in the Basque region of Northern Spain in 1915. Historically AyA has catered to the English Fine Gun enthusiasts. AyA's current namagement team will remain and will be responsible for all Spanish gun making efforts. The Company has in place a signed Letter of Intent to purchase up to 100% of the stock in AyA with a minimum of 51% for controlling interest in AyA.

The next anticipated event is to purchase certain assets from Lanber Armas of Bilbao, Spain. The Company has a signed Letter of intent to purchase assets of Lanber Armas. Certain assets such as inventory of parts, machinery, certain trademarks, and various miscellaneous assets will be purchased.

Once these targeted acquisitions and material events have been completed, the AyA Brand, the Lanber Brand and the Baserri Brnd will be manufactured under one roof at the AyA facility and under the permits of the AyA company.

Future growth opportunities that would be material to the Company's success and are part of it's plan are to develop a line of rifles for sporting use and to open 2 retail stores with which to sell and promote our Branded Products.

Profitability Milestones

The Company was not profitable of the last fiscal year. Listed below in chronological order are the events which will lead to profitability once they are achieved.

Event or Milestone	Expected Manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1) Breaking escrow	When over $1M dollars is in escrow account. At that time proceeds are released and dispersed for use.	Primary release of proceeds
(2) AyA acquisition	Once proceeds held in escrow are released AyA acquisition will be completed and Revenues from AyA will be realized	2 months for completion
(3) Baserri Shotguns, LLC recapitalization	As proceeds from DPO continue to be released monthly from escrow funds will be re-directed to our subsidiary and utilized to expand existing sales	6 months from breaking escrow

(4) Lanber Brand sales and marketing plan implementation	Fully integrated sales and marketing plan in place to capture historical sales revenues Lanber achieved.	9 months from breaking escrow to full implementation of plan

Any delays to achieving the milestones listed above will have negative consequences to the Company's growth plan. The main effect will be to slow down full implementation of all of the above initiatives and will push further out the revenues stream and thus liquidity will be affected. The delay in breaking escrow (1) will have the most impact. Delays in any of the other milestones will change revenue forecasts and subsequent profitability in the short term but long term forecast should be realized. Milestone (4) has the least impact on the future of the Company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievements of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Offering Price Factors

Our Common Stock is being offered for a period of twelve months in accordance to Regulation A and the initial price per share will be $6.00 based on conservative valuation methodology using a discounted cash flow model based on pro-forma results with a discount rate ranging from 6-10% and multiple of 2-4x

Our current tangible net book value as of December 31, 2012 is ($76,676) and in fiscal year 2011, we reported a net loss of ($52,511). Baserri is as an emerging growth company and its ability to execute its business development strategy will be imperative on its valuation.

There is presently no public market for our common stock. We anticipate making an application for trading of our common stock on the FINRA over the counter bulletin board upon the effectiveness of the registration statement of which this Offering Circular forms a part. We can provide no assurance that our shares will be traded on the bulletin board, or if traded, that a public market will materialize.

We will anticipate filing an application for trading of our common stock on the FINRA over the counter bulletin board after the offering.

Percentage of Outstanding Shares				
Tier	Amount Raised	Shares Sold	% of Authorized Sold to Investors	% of Outstanding held by Investors
Minimum	$ 1,000,000	166,667	0.333%	4.76%
Maximum	$ 5,000,000	833,333	1.667%	23.8%

There are 50,000,000 shares of common stock authorized.

Use of Proceeds

(a) The following table sets forth the use of the proceeds from the offering:

	If Minimum Sold Amount 20% of Maximum	If Maximum Sold Amount 100% of Maximum
Total Proceeds	$1,000,000.00	$5,000,000.00
Less: Offering Expenses		
Commissions & Finders Fees	$0.00	$0.00
Legal & Accounting	$15,000.00	$75,000.00
Copying & Advertising	$5,000.00	$25,000.00
Consultant Fee	$80,000.00	$400,000.00
Net Proceeds from Offering	$900,000.00	$4,500,000.00
Use of Net Proceeds		
Purchase of AyA	$780,000.00	$780,000.00
Operating Expenses	$120,000.00	$620,000.00
Merger Costs of Baserri Shotguns		$1,200,000.00
Purchase of Lanber Assets		$500,000.00
New Manufacturing Facility Spain		$500,000.00
New US Corporate Headquarters		$200,000.00
Consolidation of Manufacturing		$500,000.00
Purchase of Zabala Assets		$200,000.00
Total Use of Net Proceeds	$900,000.00	$4,500,000.00
Percentage of Net Offering Proceeds Utilized	100%	100%

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

Capitalization

Our capitalization is based on our most recent balance sheet, dated June 30, 2012

CAPITALIZATION

	As of: 06/30/12	Amount Outstanding As Adjusted Minimum	Maximum
DEBT:			
Long-term debt 12%	160,000	169,600	169,600
Total Debt	160,000	169,600	169,600
Stockholders equity			
Common stock		1,000,000	5,000,000
Additional paid in capital			
Retained earnings	68,579	68,579	68,579
Total Stockholders equity	68,579	1,068,579	5,068,579
Total Capitalization	228,579	1,238,179	5,238,179

Number of common shares authorized: 50,000,000 shares. Par value per share $ .001

Number of common shares reserved to meet conversion requirements or for issuance upon exercise of rights: 3,499,665 shares.

There are 50 million shares of common stock authorized and to date none have been issued, only contemplated.

Description of Securities

The only securities being offered hereby are Common Stock.

The following description is a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this Offering Circular is a part.

We are authorized to issue 50 million shares of common stock with $.001 par value per share. As of the date of this registration statement, there were [0000] shares of common stock.

These securities do not have cumulative voting rights, other special voting rights, preemptive rights to purchase in new issues of shares, preference as to dividends or interest, preference upon liquidation, or any other special rights or preferences.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for the expansion of our business. Any future declaration of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

These securities are not convertible.

Share Purchase Warrants: We have not issued and do not have outstanding any warrants to purchase shares of our common stock.
Options: We have not issued and do not have outstanding any options to purchase shares of our common stock.

Plan of Distribution

This offering is not being made through selling agents. The names of persons at the Company through which this offering is being made:

Alan Thompson
116 Oak Drive
Friendswood, TX 77546
(281) 686-3544

Wayne Rodrigue
116 Oak Drive
Friendswood, TX 77546
(832) 236-0090

The Company is offering up to 833,334 shares at a purchase price of $6.00 per share. The Shares will be sold on "best efforts" by Baserri Outdoors, Inc. The minimum number of Shares offered, 166,667 must be sold, if any are to be sold. The Company may allocate among or reject any subscriptions, in whole or in part.

The Shares will be offered and sold by the Company's officers, directors and employees without compensation. Neither the Company nor any of its officers, directors or employees is registered as a broker or dealer under Section 15 of the Exchange Act.

The Company has not retained an underwriter or any independent broker-dealer to assist in offering the Shares. It is the intention of the Company to offer and sell the Shares by contacting prospective investors through appropriate newspaper and magazine advertisements as well as through the use of the Internet to electronically deliver copies of this Offering Circular to prospective investors.

Those subscribing to purchase Shares must complete a Stock Purchase Agreement, a form of which is included as an appendix to this Offering Circular. All funds received by the Company with respect to the minimum number of Shares that may be sold will, promptly following receipt by the Company, be deposited in an escrow account with the Escrow Agent pursuant to the terms of an escrow agreement entered into between the Company and the Escrow Agent. In the event that the minimum number of Shares offered hereby is not sold within the permitted time period, then all funds received by the Company will be promptly refunded to the subscribers, in full, without interest or deduction there from. The funds in the escrow will be held for the benefit of the subscribers until released to the company or returned to the subscribers in the event that the minimum offering amount is not reached during the offering period.

The Company reserves the right to reject any subscription for Shares in its entirety or to allocate Shares among prospective purchasers. If any subscription is rejected, funds received by the Company for such subscription will be returned to the applicable prospective purchaser without interest or deduction.

Certificates representing Shares purchased will be issued to purchasers only if the proceeds from the sale of at least 166,667 shares are released from escrow. Until the certificates are delivered to the purchasers thereof, such purchasers, if any, will be deemed subscribers only, and not shareholders. The funds in escrow will be held for the benefit of those subscribers until released to the Company. All funds received by the Company after the minimum number of Shares offered hereby is sold will not be placed in escrow, but placed directly into the Company's operating account for immediate use by the Company.

Although it is the Company's intention to develop a public market for its Common Stock by soliciting broker-dealers who are members of the NASD to make a market in the Company's Common Stock, to date the Company has not entered into any arrangements, commitments or understandings with any persons with respect to the creation of a public market for its Common Stock.

The termination date of this offering will be one year from qualification by the Securities Exchange Commission or when we reach $5 million in proceeds from the offering. If we do not meet with minimum requirement of $1 million at the termination date, all proceeds will returned promptly to investors and investors will not receive interest while their funds are being held in escrow.

Escrow Agent for this offering is:

Transfer Online, Inc
512 SE Salmon St.
Portland, OR 97214
(503) 227-2950

If the minimum proceeds of this offering are not met, the funds will be returned by the escrow agent on April 1, 2014. No interest will be paid on proceeds during escrow period.

Pursuant to Exchange Act 3a4-1 Mr. Rodrigue and Mr. Thompson comply with the three preliminary requirements as follows:

- Neither Mr. Rodrigue or Mr. Thompson are subject to a statutory disqualification as defined in Section 3(a)(39). Neither Mr. Rodrigue or Mr. Thompson have been involved in previous common stock sales or affiliated with any broker-dealer. Neither have any actions been taken against Mr. Rodrigue or Mr. Thompson related to any securities transactions.
- Mr. Rodrigue and Mr. Thompson will receive compensation as management of the Company and will not receive any form of bonus, commission, or other such related transactions as might be construed as such prior to or during the offering process as outlined by Reg. A. Further, Mr. Rodrigue and Mr. Thompson will be receiving compensation that is lower than most comparable senior management's compensation of a like company.
- Mr Rodrigue and Mr. Thompson are not in any way associated with an existing broker-dealer at a time prior to the offering or will they be during the offering timeline.

Pursuant to the additional requirement under 3a4-1 of the Exchange Act, Mr. Rodrigue and Mr. Thompson will only have contact with persons who previously have visited the Virtural Trading Room on the Baserri Outdoors Group, Inc web site and who have filled out the appropriate documents. At that point any questions submitted by persons of interest will be answered orally or via email. Interested persons who call the Company's offices will be instructed to visit the web site and download the offering circular and other pertinent information prior to additional discussions.

Stock Purchase Information

Shares are being offered for sale at $6.00 per Share. A minimum investment of 50 Shares ($300) is required of each investor, provided that the Company, in its discretion, may reduce the size of the minimum investment. Payment in full is due upon subscription. Payment may be made through check, money order, electronic check, credit card and wire transfer. Stock purchase funds will initially be held in an escrow account.

Dividends, Distributions and Redemptions

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Officer and Key Personnel of the Company

Officers	Title	Age	Number
Wayne Rodrigue	Chief Executive Officer	58	832.236.0900
Alan Thompson	President	45	281.686.3544
Brenda Rodrigue	Treasurer	57	832.541.5649

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Wayne Rodrigue. Wayne is the co-founder of Baserri and has served as our CEO since inception. He is a proven visionary and strategic leader with a Generalist background specializing in problem solving and implementation of new concepts and initiatives. Additionally, Wayne is a consummate team player and relationship builder. Wayne has brought his passion for shot gunning and his love of business to launch and grow Baserri Shotguns, LLC. Formerly, he was the CEO, President, and Chairman of the Board at Exousia Advanced Materials, Inc., a publically traded company. Exousia manufactures advanced eco-friendly resins, engineered particles, high-performance coatings for industrial, marine, and oilfield applications and structural products such as TRUSS Core panels for the trucking industry as a replacement for aluminum and plywood. Wayne was with Exousia from June 2005 until September 2011. After leaving Exousia, Baserri was not only Wayne's passion, but also his daily focus.

Alan Thompson. Alan is the co-founder of Baserri and its President. He is a dynamic, result driven Founder and President with extensive international and domestic experience managing sales, marketing, and brand and product development. Alan provides leadership in expanding visibility of Baserri to all levels of the shooting sports industry including retail, wholesale, print media, and now television. Prior to becoming President of Baserri Outdoors in September of 2012, Alan was President of Baserri Shotguns from August of 2009 until September 2012. Before Baserri Shotguns, from May 2007 until July 2009, he was Vice President of Sales and Marketing at Office Pavilion, which is a large privately held office furniture company in Houston. Previous to Office Pavilion, Alan spent 9 years at Kimball International, a large office furniture manufacturer, fulfilling several regional and national sales and marketing management roles.

Brenda Rodrigue. Brenda is a seasoned accounting professional with over 38 years in the accounting field with various firms in both private and public arenas. Brenda has exhibited a unique ability to solve problems and to identify strategic solutions in the areas of inventory, accounting management, facilities management, etc. Brenda brings to Baserri a very analytical approach to much needed areas in the future including but not limited to working with the ATF, bar coding of inventory, inventory tracking systems, and upgrading all accounting services for multiple locations and varied product offerings. Formerly, she was the Chief Accounting Officer and Secretary to the Board of Directors at Exousia Advanced Materials, Inc. Brenda functioned in this capacity at Exousia from August of 2006 until January 2010. At that time she became and is presently the Treasurer at Baserri. Brenda is the long time wife of Wayne Rodrigue.

Directors of the Company

The following table sets forth certain information about our directors:

Directors	Title	Age	Number
Wayne Rodrigue	Board Member	58	281.686.3544
Alan Thompson	Board Member	45	281.686.3544

None of the officers or directors has worked in the same business as the company.

Directors of the corporation will receive stock as payment for services to the board and thus to the management of the company. Directors will receive $25,000 worth of stock for 2013 calendar year. Currently there are two directors but as new directors are added in 2013 they will receive pro-rated stock payments. Officers in the company will receive salaries ranging between $50,000.00 and $60,000.00 per year for 2013. Employment agreements have not yet been finalized.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Principal Stockholders

Principal Name	Class of Shares	Avg Price per Share	# of shares now held	% of Total	# of shares after offering if all securities sold	% of Total	
Wayne Rodrigue	Common	$6.00	0	0	1,036,314	29.61%	
Alan Thompson	Common	$6.00	0	0	1,036,314	29.61%	
Office Address:							
116 Oak Drive							
Friendswood, TX 77546							
(281)686-3544							

Number of shares beneficially owned by offices and Directors as a group:
Before Offering: 0 shares (0% of total outstanding)
After Offering: a) Assuming minimum securities sold: 2,072,628 (73% of total outstanding)
b) Assuming maximum securities sold: 2,072,628 (59% of total outstanding)

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Baserri Outdoors Group, Inc., 116 Oak Drive, Friendswood, TX 77546. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Management Relations, Transactions and Remuneration

Wayne and Brenda Rodrigue are married.

Baserri Outdoors Group, Inc made no remunerations to any of its Officers, Directors and key personnel during the last fiscal year.

General

We are a premier shotgun brand that offers superior value and customer service. Our solution includes a client-centric business approach, with a superior product, a business management technology platform and significant financial value for consumers. We were founded in 2009 and currently have a broad dealer network in over twenty states carrying our brand throughout the United States.

Our revenues are comprised primarily of gross sales through the sales of out shotguns. The number of units we sell principally drive our revenues and the revenue generated per sale through either retail or wholesale channels.

Trends in our business

Based on industry trends, we expect Baserri shotguns will sell at different times of the year providing a steady stream of cash flow. We have determined that Hunting guns sell the vast majority in September - October, followed closely by December – January. Sporting Clay shotguns sell with a steady trend throughout the year. These are Retail sales, so our Wholesale sales will trend before this.

Litigation

Baserri Outdoors Group, Inc. is not involved in any litigation.

Federal Tax Aspects

We encourage all investors to have their own personal tax consultant to review any potential tax benefits or to the extent they would be available and advantageous in connection to this offering.

Misc Factors

There are no miscellaneous factors that would either adverse or favorable that could affect our Company's or its business.

Financial Statements

BASERRI OUTDOORS GROUP, INC.
BALANCE SHEET
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, 2010 AND 2009

	Six Months Ended June 30 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3 thru Dec 31 2009
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$ 40,423	$ 8,181	$ 3	$ -
Accounts receivable trade, net	19,430	39,536	-	-
Inventory	25,583	39,445	-	-
TOTAL CURRENT ASSETS	85,436	87,162	3	-
TOTAL ASSETS	$ 85,436	$ 87,162	$ 3	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$ 2,112	$ -	147,318	-
TOTAL CURRENT LIABILITIES	2,112	-	147,318	-
LONG-TERM LIABILITIES				
Notes payable	160,000	40,000	-	
TOTAL LONG TERM LIABILITIES	160,000	40,000	-	
SHAREHOLDERS' EQUITY				
Shareholders' equity	247,070	247,070	218,666	-
Shareholder's draw	(199,764)	(146,771)	(70,759)	-
Accumulated deficit	(123,982)	(53,137)	(586)	-
TOTAL SHAREHOLDERS' EQUITY	(76,676)	47,162	147,321	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 85,436	$ 87,162	$ 3	$ -

BASERRI OUTDOORS GROUP, INC.
STATEMENTS OF OPERATIONS
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, 2010 AND 2009

	Six Months Ended June 30 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3 thru Dec 31 2009
REVENUES:				
Sales	$30,550	$ 423,399	$ 413,097	$ -
EXPENSES:				
Cost of sales	21,284	273,582	268,306	
Advertising and promotional	6,326	47,014	29,407	-
Bank service charges	583	1,041	1,382	-
Computer/internet	180	534	1,585	-
Consultants	-	18,120	21,489	-
Conventions/shows	-	5,831	355	-
Dogs	-	-	2,700	-
Funding expenses	-	-	16,467	-
Import broker fees	225	7,789	7,890	-
Insurance	-	1,138	1,429	-
Licenses/permits	15	1,177	360	-
Office/supplies	4,489	24,322	3,385	-
Shipping/postage/delivery	2,311	7,182	9,621	-
Professional fees	5,000	4,410	1,316	-
Payroll expense	20,615	-	-	
Repairs/maintenance	-	685	-	-
Shooting expense	12,480	26,092	3,218	-
Telephone/utilities	2,745	4,312	871	-
Travel expense	25,142	52,721	43,902	-
TOTAL EXPENSES	101,395	475,950	413,683	-
NET LOSS	$ (70,845)	$ (52,551)	$ (586)	$ -

BASERRI OUTDOORS GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Paid in Capital	Draws	Accumulated Deficit	Total
Balance, December 31, 2009	$ -	$ -	$ -	$ -
December 31, 2010	218,666	(70,759)	(586)	147,321
December 31, 2011	28,404	(76,012)	(52,551)	(100,159)
June 30, 2012	-	(52,993)	(70,845)	(123,838)
Balance, June 30, 2012	247,070	(199,764)	(123,982)	(76,676)

BASERRI OUTDOORS GROUP, INC.
STATEMENTS OF CASH FLOW
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, 2010 AND 2009

	Six Months Ended June 30 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3 thru Dec 31 2009
OPERATING ACTIVITIES				
Net loss	$ (70,845)	$ (52,551)	$ (586)	$ -
Adjustments to reconcile net loss to net cash used by operating activities:				
Change in operating assets and liabilities:				
Accounts receivable	20,106	(39,536)	-	-
Inventory	13,862	(39,444)	-	-
Accounts payable	2,112	147,318	(147,318)	-
CASH FLOWS FROM FINANCING ACTIVITIES				
Borrowed debt	120,000	40,000	-	-
Net cash from investments	(52,993)	(47,609)	147,907	-
NET INCREASE (DECREASE) IN CASH	32,242	8,178	3	-
CASH, BEGINNING OF PERIOD	8,181	3	-	-
CASH, END OF PERIOD	$ 40,423	$ 8,181	$ 3	$ -

Summary of Significant Accounting Policies

Organization

Baserri Outdoors Group, Inc. ("Company") was incorporated in Texas on September 9, 2012. The Company sells it firearms under the Baserri brand. Baserri produces a line of European, artisan-crafted guns that are superior in quality, design, and aesthetics for the Global Firearms market at an obtainable price point. Baserri wants to create a best-in-class Company that brings the highest levels of value and service to its customers.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement dates and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The financial statements contained herein include the accounts of Baserri Outdoors Group, Inc., and Baserri Shotguns, LLC. All intercompany transactions and balances have been eliminated.

Principles of Consolidation

The accompanying consolidated financial statements contained herein include the accounts of Baserri Outdoors Group, Inc., and Baserri Shotguns, LLC. Basseri Outdoors Group, Inc. and Baserri Shotguns, LLC are entities under common control and the merger are accounted for as a common control transaction. The Company treated all accounting as common control and assumed no step up in our accounting an all financials converted over at stated values. All intercompany transactions and balances have been eliminated. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity period of three months or less to be cash equivalents. There are no cash equivalents at June 30, 2012 and December 31, 2011, 2010 and 2009, respectively.

Trade Receivables

The Company extends credit to our domestic customers and foreign firearm distributors based on their financial condition. Discounts are offered for early payment on firearm invoices. When it is believed the extension of credit is not advisable, the Company relies on either a prepayment or a letter of credit. Past due balances for collection are placed with an outside agency after 90 days if there has been no good faith effort on the part of the customer to bring its account current. Balances deemed uncollectible by us against our allowance for doubtful accounts are written off. The Company estimates allowance for doubtful accounts through current past due balances, knowledge of our customers' financial situations, and past payment history.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, and trade receivables. The Company places its cash with high credit quality financial institutions. At times in the future, such amounts may exceed the FDIC limits; however, these deposits typically may be redeemed upon demand and therefore bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support receivables. To reduce credit risk, a customer's credit history is evaluated before extension of credit. In addition, an allowance for doubtful receivables has been established as needed based on facts surrounding the credit risk of specific customers, historical trends and other information.

Revenue Recognition

The Company recognizes revenues for our firearm products when the following four basic criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company recognizes revenue from firearm product sales when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is generally upon shipment.

Allowance for Doubtful Accounts

The Company has not accrued any balance for uncollectable accounts receivable. Based on its collection history and quality of its customer, the Company deems the accounts receivable balance as of June 30, 2012 and December 31, 2011 to be fully collectible. Company had no collectibles at December 31 2010 and 2009.

Inventory

The Company's firearm inventory is valued at acquisition costs. Acquisition costs includes the purchase cost and also indirect costs such as custom fees, freight and storage fees during transportation, insurance charges, import and excise taxes, and discounts if any. Inventory is issued out of stock using the FIFO (first in, first out) method or market. All inventory carried by the Company is sellable materials. The Company evaluates inventory quarterly and any obsolete or unsellable materials will be written off at that time.

Property, Plant and Equipment

At this time the Company has no property, plants and or equipment. The Company is currently in pursuit of purchasing plants and equipment in Spain. The contemplated stock purchase of Aguirre y Arranzabal will result in ownership of the necessary equipment and machinery to produce the finished shotguns for the three brands. Additionally the Company is in the process of completing the purchase of parts inventory and numerous machines designed specifically for producing shotguns. The contemplated transactions will allow the Company to produce shotguns in excess of 10,000 units per year.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets likely. During the period from inception to June 30, 2012, the Company incurred net losses and therefore has no tax liability accrued in the accompanying financial statements.

Warranty

The Company provides a lifetime warranty option and plan to the original purchaser of our new firearm products. This lifetime warranty is unlimited for the first 5 years except for wood items namely the stock and the forend. At the purchase of the gun the purchaser has the option to purchase an extended/lifetime warranty policy for $500 which will entitle the gun via the serial number to received yearly gun checkups and appropriate servicing and repairs for the life of the gun. Exemptions for noted abuse such as submersion in water or bending of barrel via a traumatic blunt force trauma will be taken into account. The lifetime warranty that is purchased follows the gun by serial number and is transferable if the gun is sold in the future.

Recently Issued Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Reclassifications

Certain reclassifications have been made to the prior period's financial statements to conform to the current period's presentation.

Notes Payable

During 2011, the Company raised $40,000 for a term of three years. And for the period ended June 30, 2012 the Company raised an additional $120,000 also for a term of three years.

On August 11, 2011, the Company received $40,000 in exchange for a three-year term note bearing interest at a rate of 12% per year with Caffey Enterprises (the "Lender").

On January 31, 2012, the Company received $60,000 in exchange for a three-year term note bearing interest at a rate of 12% per year with Caffey Enterprises (the "Lender").

On June 30, 2012, the Company received $60,000 in exchange for a three-year term note bearing interest at a rate of 12% per year with Full Choke, LLC (the "Lender").

Advertising Costs

The company advertising costs primarily consist of magazine advertisements, printed materials, web page, and radio programs, either as incurred or when the first time the advertising takes place. For the period ended June 30, 2012 advertising expenses were $6,326 and for the year ending December 31, 2011, 2010 and 2009 advertising expense were $47,014, $29,407 and $0, respectively.

Management Discussion and Analysis of Certain Relevant Factors

Results of Operations

The Company's revenue for the six-month period June 30, 2012 was $30,550 and revenue for 2011, 2010, and 2009 were $423,399, $413,097, and $0, respectively. Revenue is from the sell of shotguns.

The Company's cost of goods sold for the six-month period June 30, 2012 was $21,284 and cost of goods sold for 2011, 2010, and 2009 were $273,582, $268,306, and $0.

The Company's operating expenses were $80,111 for the six-month period June 30, 2012, $202,368 for 2011, and $145,377 for 2010, and $0 for 2009. Its operating expenses included advertising and promotional of $ 6,326 for June 30, 2012, $47,014 for 2011, and $29,407 for 2010; bank service charges of $583 for June, 30, 2012, $1,071 for 2011, and $1,382 for 2010; computer and internet expense of $180 for June 30, 2012, $534 for 2011, and $1,585 for 2010; consultant expense of $0 for June, 30, 2012, $18,120 for 2011, and $21,489 for 2010; and conventions and show expense of $5,831 for 2011 and $355 for 2010; dog expense of $2,700 for 2010; funding expense of $16,467 for 2010; import broker fees of $225 for June 30, 20212, $7,789 for 2011, and $7,890 for 2010; insurance expense of $1,138 for 2011, $1,429 for 2010; licenses and permits of $15 for June 30, 2012, $1,177 for 2011, and $360 for 2010; office and supplies of $4,489 for June 30, 2012, $24,322 for 2011, and $3,385 for 2010; shipping expense of $2,311 for June 30, 2012,$7,182 for 2011 and $9,621 for 2010; professional fees of $5,000 for June 30, 2012, $4,410 for 2011, $1,316 for 2010; payroll expense of 20,615 for June 30, 2012; repairs and maintenance of $685 for 2011; shooting expense of $12,480 for Jun 30, 2012, $26,092 for 2011, and #3,218 for 2010; telephone and utilities of $2,745 for June 30, 2012, $4,312 for 2011, and $871 for 2010; and travel expense of $25,142 for June 30, 2012, $52,721 for 2011, and $43,902 for 2010. The Company had a net loss of $70,845 for June 30, 2012, net loss of $52,551 for 2011, and a net loss of $586 for 2010. A large percent of our expenses are for taking customers and or potential customers hunting and shooting, traveling to shows, conventions and try and buys, and to our gun manufacturer in Spain.

Liquidity and Capital Resources

The Company had total assets of $85,436 as of June 30, 2012 and $87,192 for 2011, and $3 for 2010, which included cash of $40,423 as of June 30, 2012, $8,181 for 2011, and $3 for 2010, accounts receivable of $19,430 for June 30,2012, $392536 for 2011, and inventory of $$25,583 for June 30,2012, $39.445 for 2011.

The Company had total liabilities of $162,112 as of June 30, 2012, $40,000 for 2011, and $147,318 for 2010, which consisted of accounts payable of $2,112 for June 30, 2012 and $147,318 for 2010, and long-term debt of $160,000 for June 30, 2012 and $40,000 for 2011.

Baserri has a limited operating history with only operations since inception, although it has established a base and presences in several markets positioning our firm to capitalize on market opportunities through buyer and seller representation going forward.

Our sales were impacted due to a disruption with our manufacturer, although we have since repositioned our operations to vertically integrate our business model through the acquisition of AyA, Lanber, and Zabala. We have also signed Manufacturing agreements with both Lanber and AyA. These agreements will be utilized in the event that the acquisitions are not completed.

We received the second part of the gun order from Fabarm on January 4, 2011. We then shipped the remaining 50 guns from their purchase order and had an additional 200 guns left to sell in 2011.

We anticipate our operating expenses will increase as we execute our business development strategy. The increase will be attributable to our proposed acquisition, organic growth initiatives, and the professional fees to be incurred in connection with the filing of a registration statement with the Securities Exchange Commission under the Securities Act of 1933.

In 2010 a group of independently owned firearm dealers combined to purchase 300 shotguns from Baserri to be delivered in multiple shipments. Approximately half of the shotguns were delivered in Fiscal Year 2010 and half of in Fiscal Year 2011. Baserri Shotguns used a factoring company to early capture the profits from this sale and fund not only the 300 shotguns for the order, but an additional 200 shotguns to sell to other dealers and interested parties. This was a onetime use of factoring companies. The factoring company arrangement was used in lieu of typical bank financing due to the young age of Baserri at the time, and in no way impacted the sales revenue recognized by Baserri. Baserri has not used their services since that one transaction, and does not intend to in the future.

By the end of March 2011 all guns had been paid for in full. All of our operating expenses are paid for on a cash basis.

Both of the owners of the LLC contributed capital. Jerry Wayne Rodrigue contributed $149,000 and Alan Thompson contributed $98,000.

Future Needs

We currently have limited liquidity, and have not completed our efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time, although we have several pending deals in the pipeline that we expect to generate adequate cash flow.

Our future capital requirements will depend on many factors, including our rate of growth into new geographic markets, our level of investment in technology and advertising initiatives. We are currently party to a letter of intent with respect to AyA,Lanber and Zabala acquisition and may enter into other types of arrangements in the future, which could also require us to seek additional equity or debt financing. We currently have no bank debt or line of credit facilities. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and results will likely suffer.

Off Balance Sheet Arrangements

As of June 30, 2012, there were no off balance sheet arrangements.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Friendswood, State of Texas, on November 13, 2012.

BASERRI OUTDOORS GROUP, INC.



By: ____________________________
Name: Wayne Rodrigue
Title: Chief Executive Officer & Board of Directors Member



By: ____________________________
Name: Alan Thompson
Title: President & Board of Directors Member

By: ______________________________
Name: Brenda F. Rodrigue
Title: Treasurer & Board of Directors Secretary

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Baserri Outdoors Group, Inc.
File Number: 801651158

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 09/06/2012

Effective: 09/06/2012



Hope Andrade
Secretary of State

Form 201 **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: $300**	 **Certificate of Formation For-Profit Corporation**	This space reserved for office use. **FILED In the Office of the Secretary of State of Texas** SEP 06 2012 **Corporations Section**

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Baserri Outdoors Group, Inc.

The name must contain the word "corporation," "company," "incorporated," "limited" or an abbreviation of one of these terms.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☐ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Jerry	W	Rodrigue	Jr.
First Name	*M.I.*	*Last Name*	*Suffix*

C. The business address of the registered agent and the registered office address is:

129 Royal Oaks	Kerrville	TX	78028
Street Address	*City*	*State*	*Zip Code*

Article 3 – Directors

(A minimum of 1 director is required.)

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are as follows:

Director 1				
Jerry	W	Rodrigue		Jr
First Name	*M.I.*	*Last Name*		*Suffix*
129 Royal Oaks	Kerrville	Tx	78028	USA
Street or Mailing Address	*City*	*State*	*Zip Code*	*Country*

Director 2					
Alan	E	Thompson			
First Name	*M.I.*	*Last Name*			*Suffix*
116 Oak Drive	Friendswood		TX	77546	USA
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Director 3					
First Name	*M.I.*	*Last Name*			*Suffix*
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Article 4 – Authorized Shares

(Provide the number of shares in the space below, then select option A or option B, do not select both.)

The total number of shares the corporation is authorized to issue is: 50,000,000

☑ A. The par value of each of the authorized shares is: .001

OR

☐ B. The shares shall have no par value.

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, the par value (or statement of no par value), and the preferences, limitations, and relative rights of each class in the space provided for supplemental information on this form.

Article 5 – Purpose

The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

50,000,00 Class A Common Stock par value .001

Organizer

The name and address of the organizer:

Jerry W Rodrigue, Jr.
Name

129 Royal Oaks	Kerrville	TX	78028
Street or Mailing Address	*City*	*State*	*Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ____________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: September 4, 2012



Signature of organizer

Jerry W. Rodrigue, Jr.
Printed or typed name of organizer

BY LAWS

Of

BASERRI OUTDOORS GROUP, INC.

ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of Texas shall be at 116 Oak Drive, Friendswood, TX 77546

The registered agent in charge thereof shall be Jerry W. Rodrigue, Jr., P.O. Box 293538, Kerrville, TX 78029

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, State of Texas".

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either in or out of this state, as may be selected from time to time by the Board of Directors.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held:

The 1st Thursday in December at 10 o'clock a. m., in each year if not a legal holiday, and if a legal holiday then on the next secular day following, when they shall elect the Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

Section 3. Election of Directors: Elections of directors of the corporation shall be by written ballot.

Section 4. Special Meetings: The President, or the Board of Directors may call special meetings of the stockholders at any time, or stockholders entitled to cast at least one-fifth of the votes, which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least 30 days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. Consent in Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action, which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to voted thereon were present and voted. Prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section I. Its Board of Directors, two in number and not to exceed seven, shall manage the business and affairs of this corporation. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of three years, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. Regular Meetings: Regular meetings of Board shall be held without notice every 3rd Friday at 11o'clock a. m., at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. Special Meetings: Special Meetings of the Board may be called by the Chairman on one day notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. Consent in Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if members of the Board or committee, as the case may be, consent thereto in writing, and the writing are filed with the minutes of proceedings of the Board or committee.

Section 6. Conference Telephone: One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. Removal: Any director may only be removed with cause, by a majority of the shares then entitled to vote or deemed by the directors in best interest of the corporation.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a Chief Executive Officer, President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers, as it shall deem necessary. The same person may hold any number of offices.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall hold office for five years and until their successors are chosen and have qualified. The Board of Directors may remove, with cause only, any officer or agent elected or appointed by the Board, in its judgment, in which the corporation will be served.

Section 4. Chief Executive Officer: The chief executive officer of the corporation shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the Chief Executive Officer to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be an EX-

OFFICIO member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of Chief Executive Officer of a corporation.

Section 5. President: The President shall set goals to continuously generate revenue; the goals developed and implemented by an organization's president encompass many areas in addition to sales; will be responsible for day-to-day operations of the corporation. The President shall create the long- and short-term strategies surrounding the marketing of products and services, as well as the research and development of current and new offerings. The President assesses the organization's staffing needs, anticipating and planning for any expansion or reduction of the employee population. All said strategies are developed in cooperation with the board of directors and Chief Executive Officer.

Section 6. Secretary: The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, Chief Executive Officer, or President, and under whose supervision he/she shall be. He/she shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 7. Treasurer: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and Directors, at the regular meetings of the Board, or whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. The Board of Directors shall fill any vacancy occurring in any office of the corporation by death, resignation, removal, or otherwise. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these Bylaws.

Section 2. Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, a power of attorney or such other writing, which authorizes the attorney or other agent to so act on behalf of the stockholder, shall accompany the demand under oath. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and Secretary/Treasurer of the corporation.

Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate, theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation shall require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. Record Date: In order that the corporation determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed as given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the Bylaws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his/her future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time is fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

Section 1. The Chief Executive Officer and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

ARTICLE XI - AMENDMENTS

Section 1. These Bylaws may be amended or repealed by the of stockholders entitled to cast at least a majority of the votes, which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.


Baserri
Outdoors

Stock Subscription Agreement

Subscription agreement made and entered on this ____ day of ______ _____, 2012 by and between ____________________.

Baserri Outdoors Group, Inc.. a Texas corporation, having its principal place of business in Friendswood, Texas ("Baserri" or "the Company"), and________________________ (a "Subscriber").

Subscriber agrees to pay issuer the total sum of $ _________ at $6.00 per share for the within subscription for ________ common restricted stock of Baserri to be issued. Issuer herewith acknowledges receipt and sufficiency of the foregoing consideration for the irrevocable issuance of the foregoing shares to subscriber, subject only to negotiation and payment of the purchase proceeds.

By subscribing for shares you indicate that you have read the offering document (Offer Circular or Form 1-A) and, if needed, have sought advice from your financial counselor.

When accepted by "Baserri", a Texas corporation (the Company), this Subscription Agreement shall constitute an irrevocable subscription for shares of Common Stock, par value $0.001, of the Company. Shares are being sold at a price of US$6.00 per share, with a minimum investment of US$300 (50 shares) to one (1) subscriber per subscription. A copy of the accepted Agreement will be returned as a receipt and a stock certificate will be issued shortly thereafter.

The undersigned (referred to herein as the Subscriber) desires to become a SHAREHOLDER and hereby irrevocably tenders this subscription agreement and subscribes for that number of shares (the Shares) of the Company's common stock as stated below, at the price of Six dollars (US$6.00) per share, upon the terms, conditions and representations set forth herein.

1. Subscriber acknowledges and represents as follows:

    a. That the Subscriber has received and carefully reviewed the Company's Offering Circular, dated November 13, 2012, (the Offering Document or Form 1-A) and that the Subscriber does not rely upon the verbal representation made by any officer, employee or agent of the Company. Notwithstanding the availability of other relevant information on the Internet or elsewhere, Subscriber represents that this subscription is based upon the information contained within said Offering Document; and

    b. That the Subscriber is eighteen (18) years of age or older and has the net worth and/or income to be able to bear the economic risk of an investment in the Shares; and


Baserri
Outdoors

c. That the Subscriber has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Shares; and

d. That the Subscriber has determined that the Shares are a suitable investment for him, her or it and meets his, her or its investment objectives and financial needs, and that the Subscriber has adequate means for providing for current financial needs and personal contingencies and has no need for liquidity if a market for the Shares does not develop; and

e. That the Subscriber recognizes that an investment in the Shares is highly speculative and involves a high degree of risk, including those in the Offering Circular discussed under the heading Risk Factors; and

f. That the Subscriber is purchasing the shares herein for investment purposes only.

2. The Subscriber represents and warrants that he, she or it is a bona fide resident of, and is domiciled in the State, or jurisdiction, stated below and that the Shares are being purchased solely for the beneficial interest of the Subscriber.

3. The Subscriber understands that the Company will use and rely upon all of the representations, warrants, registration and subscriber information provided herein.

4. The undersigned shall indemnify, defend and hold harmless the Company, and any officers, employees, shareholders, partners, agents, directors or controlling persons of the Company (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the undersigned, including, without limitation, the information in this Subscription Agreement, or (ii) litigation or other proceeding brought by the undersigned against one or more Indemnified Party wherein the Indemnified Party is the prevailing party

Because your share ownership claim is important be sure to provide accurate information. Incomplete or false answers will automatically disqualify your subscription. Please fill out all fields.



Baserri
Outdoors

ISSUER:

BASERRI OUTDOORS GROUP, INC.

____
Alan Thompson, President

SUBSCRIBER:

____

____
(Print Name)

____
Address


Baserri
Shotguns

01 October 2012

Mr. Inigo Lopez
AyA, Aguirre y Aranzabal, S.A.
Avenida Otaola, 25 – 3rd Floor
20600 EIBAR (Guipuzcoa), Spain

RE: Letter of Intent

Dear Inigo,

It is with great pleasure that I send this Letter of Intent between AyA and Baserri. You will be receiving this letter in English.

This letter is intended to form an outline to the basis upon which we will proceed in the preparation of formal documentation which will facilitate the transaction described above and confirm our understanding of the mutual present intentions.

Baserri Shotguns, LLC desires to enter into an agreement whereby:

- Baserri Shotguns shall purchase up to 100% of the stock ownership of the shareholders of AyA at a fair market a value to be determined through the due diligence process.
- Baserri shall send a team to the AyA facility to perform its due diligence
- A list of due diligence items will provided well in advance
- Baserri will use its best efforts to retain senior management and to enter into long term employments under Spanish Law
- Baserri will purchase all trademarks, names, engineered designs and drawings, model names, etc.
- Baserri will Keep the AyA name as a Brand and continue to promote the AyA Brand internationally
- Letter of Intent is deemed to be transferable to a different entity controlled by current ownership in Baserri Shotguns, LLC if necessary. An example would be to form a holding company that would purchase the shares.

AyA and its shareholders agree whereby to:

- Cooperate in providing all due diligence items necessary to complete proper analysis of the company
- Provide evidence of shareholder ownership and freedom to sell the shares under Spanish Law
- Make every effort to encourage current management and employees to continue employment with the new owners
- Communicate to the shooting industry to positives of the sell by AyA and the purchase by Baserri
- Negotiate in good faith to execute a purchase agreement at the appropriate time
- Move in a timely manner on all matters



AyA agrees to work in good faith expeditiously towards a closing. The Company and the Founders agree that they will not, directly or indirectly, (i) take any action to solicit, initiate, encourage or assist the submission of any proposal, negotiation or offer from any person or entity other than Baserri relating to the sale or issuance, of any of the capital stock of the Company or the acquisition, sale, lease, license or other disposition of the Company or any material part of the stock or assets of the Company, or (ii) enter into any discussions, negotiations or execute any agreement related to any of the foregoing, and shall notify Baserri promptly of any inquiries by any third parties in regards to the foregoing.

Right of First Refusal:

AyA agrees to not actively seek alternative buyers during the due diligence period. Should any company or individual contact AyA management concerning an interest in acquiring all or part of AyA, management shall notify Baserri within 24 hours of first contact and must disclose any particulars of such contact. Baserri shall have the right of first refusal to complete the transaction as stated or to amend the current proposal to match or exceed any such proposal as might arise in the future. Baserri agrees to exercise its right within 14 business days of any formal offer from any company or individual. Previous contacts as well as new contacts shall be covered under the Right of First Refusal.

From a timing perspective, our goal would be to sign this Letter of Intent by October 5, 2012 and to have all due diligence completed and a structure of a purchase agreement draft in place by January 15, 2013. We would then anticipate a closing on this transaction to be completed by April 1, 2013.

Agreed By:



Alan Thompson
President
Baserri Shotguns, LLC



Inigo Lopez
AyA Aguirre y Aranzabal, S.A.



September 24, 2012

Don Augustin Zavala Alberti
Lanber Arms, Comlanber

RE: Letter of Intent
Dear Augustin,

It is with great pleasure that I send this Letter of Intent between ("Lanber")Arms, Com("Lanber") and Baserri. You will be receiving this letter in both Spanish and English.
Baserri Shotguns, LLC desires to enter into an agreement whereby:

- Baserri Shotguns shall purchase all of the stock ownership of the 8 owners of ("Lanber"), Com("Lanber") and their parent G.N.Z.B.R. ("("Lanber")")at a to be determined price per share
- Baserri shall assume all debt of the ("Lanber") company
- Baserri shall send a team to the ("Lanber") facility to perform its due diligence
- A list of due diligence items will provided well in advance
- Baserri will use its best efforts to retain senior management and to enter into long term employments under Spanish Law
- Baserri will purchase all trademarks, names, engineered designs and drawings, model names, etc.
- Baserri will Keep the ("Lanber") name as a Brand and continue to promote the ("Lanber") Brand internationally
- Letter of Intent is deemed to be transferable to a different entity controlled by current ownership in Baserri Shotguns, LLC if necessary. An example would be to form a holding company that would purchase the shares.

("Lanber") and its shareholders agree whereby to:

- Provide all due diligence items necessary to complete proper analysis of the company
- Provide evidence of shareholder ownership and freedom to sell the shares under Spanish Law
- Make every effort to encourage current management and employees to continue employment with the new owners
- Communicate to the shooting industry to positives of the sell by ("Lanber") and the purchase by Baserri
- Negotiate in good faith to execute a purchase agreement at the appropriate time
- Move in a timely manner on all matters

Goal would be to sign this Letter of Intent and by March 31, 2013 to have all due diligence completed and a structure of a purchase agreement draft in place.

Additionally, closing on transaction to be completed by June 1, 2013

By signing this agreement both sides agree to not have any discussions with any other parties regarding ("Lanber") being acquired by a third party.

Sincerely,

Alan Thompson
President
Baserri Shotguns, LLC



Don Augustin Zavala Alberti
Authorized Signatory



September 22, 2012

Laurona
Zabala

RE: Letter of Intent

Dear Sirs,

It is with great pleasure that I send this Letter of Intent between Laurona and Zabala and Baserri. You will be receiving this letter in English.

Baserri Shotguns, LLC desires to enter into an agreement whereby:

- Baserri Shotguns shall purchase all intellectual property, trademarks, engineered drawings from true owners do such property
- A list of due diligence items will be provided well in advance
- Baserri will use its best efforts to retain senior management and to enter into long term employments under Spanish Law
- Baserri will purchase all trademarks, names, engineered designs and drawings, model names, etc.
- Baserri will Keep the Above names as Brands and continue to promote the Brands internationally
- Letter of Intent is deemed to be transferable to a different entity controlled by current ownership in Baserri Shotguns, LLC if necessary. An example would be to form a holding company that would purchase the shares.

owners and its shareholders agree whereby to:

- Provide all due diligence items necessary to complete proper analysis of the company
- Provide evidence of shareholder ownership and freedom to sell the shares under Spanish Law
- Make every effort to encourage current management and employees to continue employment with the new owners
- Communicate to the shooting industry to positives of the sell by companies and the purchase by Baserri
- Negotiate in good faith to execute a purchase agreement at the appropriate time
- Move in a timely manner on all matters

Goal would be to sign this Letter of Intent and by March 31, 2013 to have all due diligence completed and a structure of a purchase agreement draft in place.

Additionally, closing on transaction to be completed by June 1, 2013

By signing this agreement both sides agree to not have any discussions with any other parties regarding AyA being acquired by a third party.

Sincerely,

J. Wayne Rodrigue
Managing Member
Baserri Shotguns, LLC

Representatives of Laurona and Zabala

AUGEL MOTREC
15.355.996T


Baserri
Shotguns

August 14, 2012

116 Oak Drive
Friendswood, TX 77546

Securities Exchange Commission
Office of Small Business Review
100 F Street NE
Washington DC 20549

To Whom it May Concern:

In connection to a Reg A Direct Public Offering (DPO), we released the enclosed press release today prior to filing a Form-1A Offering Statement in accordance with the "Test-the-Water Rule," – Rule 254 of the Securities Act of 1933 for our company, Baserri Shotguns, LLC.

Therefore, please letter serve as a copy of our announcement with the "Test-the-Water-Rule" – 254 which includes the relevant verbiage. We plan on submitting our Form-1A Offering Statement within the next 30-days in connection to our potential Direct Public Offering to help fund our business development initiatives and provide adequate working capital.

If you require any additional information or recommend any changes prior to our release of the attached announcement, you can reach me at (281) 686-3544 or simply respond via email.

Sincerely,

Alan Thompson
President
Baserri Shotguns, LLC.


Baserri
Shotguns

Contact Information:
Wayne Rodrigue
Baserri Shotguns, LLC
Bus: (281) 686-3544

Baserri Shotguns Announces Upcoming Public Offering

Published August 14, 2012

Friendswood, Texas – [Baserri Shotugns, LLC.], headquartered in Friendswood, Texas has plans to prepare a direct public offering of common stock of Baserri Shotguns, LLC Plans call for Baserri to file a registration statement with the Securities and Exchange Commission for approval of a direct public offering of common stock to be priced at $6.00 per share, raising $5 million.

It is anticipated that the offering will be filed with SEC sometime during the third quarter of 2012 with approval envisioned sometime during the fourth quarter of 2012 or first quarter of 2013. Proceeds from the offering funds will be used for Baserri's business development initiatives and operating capital. Following SEC approval the offering is intended to be marketed directly by Baserri to the public on its website and through various FINRA broker-dealers.

Baserri was founded by avid marksmen and shotgun aficionados, Alan Thompson and Wayne Rodrigue. It was apparent to both of them that there was a gap in the "double shotgun" markets—specifically regarding "fine shotguns" with respect to affordable pricing. They both realized that common, "mass-produced" double shotguns lacked custom workmanship--a condition standard amongst a plethora of domestic and international gun makers. Fine double shotguns were extremely expensive and therefore unattainable for most double gun enthusiasts. Accordingly, they set out to design and market a line of shotguns that have the substance and design of fine, custom-made double shotguns.

[According to Wayne Rodrigue, "our direct public offering will allow us to not only raise capital to fund our growth initiatives, but also allow us to share in the success of our company with our affinity group."]

Nothing in this press release may be considered or constitutes an offer to purchase or sell the securities of Baserri Shotguns, LLC. No solicitations of interest are intended and none will be accepted. The offering will be made only by means of a prospectus approved by the SEC.

THIS ESCROW AGREEMENT is made as of the 25th day of February 2013 by and between **Basseri Outdoors Group, Inc. (BOG)** company formed pursuant to the laws of the State of Texas and located at 116 Oak Drive, Friendswood, TX 77546 (the "Company"), and **Transfer Online, Inc.**, a corporation formed pursuant to the laws of the State of Oregon having an office for business located at 512 SE Salmon Street, Portland, Oregon 97214 (the "Escrow Agent")

RECITALS:

WHEREAS, Basseri Outdoors Group, Inc. (BOG) (the "Company") is currently engaged in offering individual investors the opportunity to purchase a maximum of 833,334 total shares of Class A Common Stock at $6.00 per share, and

WHEREAS, to facilitate the purchase of the shares, the Company has determined that it is appropriate and desirable to retain the Escrow Agent as a provider of escrow services; and

WHEREAS, the Company is planning to cause at least $1,000,000.00 (one million U.S. dollars) to be deposited into an escrow account ("Escrow Account") established and maintained by Escrow Agent on the terms and conditions contained herein; and

WHEREAS, the Company is planning to cause a maximum amount of $5,000,000.00 (five million U.S. dollars) to be deposited into an escrow account ("Escrow Account") established and maintained by Escrow Agent on the terms and conditions contained herein; and

WHEREAS, the Company and various persons are entering into an agreement to participate in the investment opportunity arising from the sale of shares (the "offering circular") as arranged by the Company; and

WHEREAS, the minimum amount required for an investment is 50 shares. The offering proceeds will be deposited in a non-interest bearing account managed by "Escrow Agent".

WHEREAS, the authorized representative of the Company, the President of Basseri Outdoors Group, Inc., shall have the sole authority to make the terms and provisions of this Escrow Agreement while the escrow is open; and

NOW THEREFORE, in consideration of the premises and the mutual agreements and representations herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Basseri Outdoors Group, Inc. (the "Company") and Transfer Online, Inc. (the "Escrow Agent") hereby agree as follows:

1. APPOINTMENT. Company hereby appoints Escrow Agent to serve as the escrow agent under this Escrow Agreement. Escrow Agent accepts such appointment, subject to terms and conditions hereof.

2. SUBSCRIBER PARTICIPATION. After the Company accepts an executed Subscription Agreement from a Subscriber, the Subscriber shall immediately deliver to the Escrow Agent all monies for an ownership interest ("Escrow Deposit") in the Company. The Subscriber's Escrow Deposit shall be in the form of checks, wire transfers or credit card. Upon the Escrow Agent's receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to "Transfer Online, Inc." with "Baserri Outdoors Group" written in the memo section of the check. Any check payable other than to the Escrow Agent as required hereby shall be returned to the Subscriber by noon of the next business day following receipt of such check by the Escrow Agent, without interest, and such check shall be deemed not to have been delivered to Escrow Agent pursuant to the terms of this Escrow Agreement.

3. FUNDS DEPOSIT. After receiving an Escrow Deposit from any Subscriber, the Escrow Agent shall deposit the same into an account (the "Escrow Account") and provide immediate notice in writing, by regular mail or electronic mail, to the Company of its receipt of such Escrow Deposit. Upon receipt of such notice from the Escrow Agent, the Company will update the status of the depositor from Subscriber to Investor. The accumulation of such deposits into the Escrow Account is referred to as "Escrowed Funds."

4. OFFERING PERIOD AND RETURN OF FUNDS. In the event that (A) 365 days have gone by since the opening of Escrow and (B) Escrowed Funds received by the Escrow Agent are less than $1,000,000.00 (one million U.S. dollars), the Escrow Agent is authorized and instructed to return the Escrowed Deposits to the Investors. In the event of any return, the Escrow Agent will receive a $25 fee per return.

5. PURCHASE EXECUTION. As soon as the Escrowed Funds received by the Escrow Agent exceeds 100% of the Minimum Purchase Price of the 166,667 shares, the Escrow Agent is authorized and instructed to (A) setup individual Shareholder Account(s), (B) issue shareholders book entry shares of Unrestricted Common Stock, (C) invoice company $15.00 per issuance, (D) transfer all the Escrow funds from the Escrow Account into the Company Account as provided, and (E) keep the escrow account open for the offering period to receive more Escrow Deposits.

6. OWNERSHIP INTEREST. A total of 833,334 shares of ownership interest are available to participating Subscribers and Investors. Each share of ownership interest represents a percentage of equity ownership in the Company. The Company or their transfer agent maintains a list of Investors, their subscription amounts, their escrow deposits, and the number of shares reserved for each Investor.

7. DOCUMENTS. In addition to other documents, which may be required by Escrow Agent to comply with these Escrow Instructions, the parties will deposit the following documents into escrow prior to the close of escrow: (A) Offering Agreement.

8. Escrow Agent shall not be under any duty to give the Escrowed Funds any greater degree of care than it gives its own similar property, and it shall have no liability hereunder, except for the willful breach of its duties hereunder.

9. Escrow Agent shall have no duties or responsibilities except those expressly set forth herein, and no implied duties or obligations should be read into this Escrow Agreement against Escrow Agent. Escrow Agent need not refer to, and will not be bound by, the provisions of any other agreement.

10. Escrow Agent makes no representation as to the validity, value, genuineness or the collectability of any document or instrument held by or delivered to it.

11. Escrow Agent represents and warrants that it has obtained all necessary licenses, permits and bonds, if applicable, to act in the capacity as an Escrow Agent.

12. Escrow Agent will receive a one-time flat fee of $3500.00, which includes reasonable administrative costs and shall be reimbursed for its reasonable expenses.

13. In the event that Escrow Agent shall be uncertain as to its duties or rights hereunder, or shall receive instructions from the Company with respect to the Escrowed Funds, which, in its opinion, are in conflict with any of the provisions hereof or any federal or state laws governing the operation and conduct of Escrow Agent's business, the Escrow Agent shall be entitled to refrain from taking any action, and in doing so shall not become liable in any way or to any person for its failure or refusal to comply with such conflicting demands, and it shall be entitled to continue to refrain from acting and so refuse to act until it shall be directed otherwise in writing by the Company or by a court of law or other similar adjudicative body having jurisdiction; provided, however, Escrow Agent, in its discretion may rely on an opinion of Company's counsel with respect to any of the foregoing, or until it shall receive a final determination of a court of law, arbitration panel, or similar adjudicative body.

14. Escrow Agent may act in reliance upon any notice, instruction, certificate, statement, request, consent, confirmation, agreement or other instrument which it believes to be genuine and to have been signed by an Authorized Representative, and may assume that any Authorized Representative of the Company purporting to act on behalf of the Company in giving any such notice or other instrument in connection with the provisions hereof has been duly authorized to do so.

15. In the event that Escrow Agent shall, by written notice, request of the Company instructions regarding any matter arising in connection with this Escrow Agreement, and the Company shall not, within fifteen (15) days after the giving of such notice, deliver to Escrow Agent written instructions reasonably satisfactory to Escrow Agent in relation to such matter, Escrow Agent may retain counsel to advise it in such connection.

16. In the event that Escrow Agent retains counsel or otherwise incurs any legal fees by virtue of any provision of this Escrow Agreement, the reasonable fees and disbursements of such counsel and any other liability, loss or expense which it may thereafter suffer or incur in connection with this Escrow Agreement or the performance or attempted performance in good faith of its duties hereunder shall be paid (or reimbursed to it) by the Company. In the event that Escrow Agent shall become a party to any litigation in connection with its functions as Escrow Agent pursuant to this Escrow Agreement, whether such litigation shall be brought by or against it, the reasonable fees and disbursements of counsel to Escrow Agent and the amounts attributable to services rendered by members or associates of Escrow Agent at the then prevailing hourly rate charged by them and disbursements incurred by them, together with any other liability, loss or expense which it may suffer or incur in connection therewith, shall be paid (or reimbursed to it) by the Company, unless such loss, liability or expense is due to the willful misfeasance, bad faith or gross negligence on the part of the Escrow Agent or its agent, or the willful breach by Escrow Agent of its duties hereunder. The obligations contained in this Section 20 shall survive any termination or expiration of this Agreement.

17. Escrow Agent may resign at any time and be discharged from its duties as Escrow Agent hereunder by giving the Company at least fifteen (15) days' prior written notice thereof. As soon as practicable after its resignation, Escrow Agent shall turn over to the successor escrow agent appointed by the Company the Escrowed Funds then held by Escrow Agent upon presentation of the document appointing the new Escrow Agent and its acceptance thereof. If no new Escrow Agent is so appointed within thirty (30) days following such notice of resignation, Escrow Agent may deposit the Escrowed Funds with, and commence an inter-pleader or other appropriate action in, any court of competent jurisdiction.

18. The terms and provisions of this Escrow Agreement may not be waived, discharged or terminated orally, but only by an instrument in writing signed by the person or persons against whom enforcement of the discharge, waiver or termination is sought. Except as otherwise specifically provided for hereunder, no party shall be deemed to have waived any of its rights hereunder or under any other agreement, instrument or paper signed by any of them with respect to the subject matter hereof unless such waiver is in writing and signed by the party waiving said right. Except as otherwise specifically provided for hereunder, no delay or omission by any party in exercising any right with respect to the subject matter hereof shall operate as a waiver of such right or of any such other right. A waiver on any one occasion with respect to the subject matter hereof shall not be

construed as a bar to, or waiver of, any right or remedy on any future occasion.

19. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification or discharge is sought.

20. In addition to the instruments and documents to be made, executed and delivered pursuant to this Agreement, the parties hereto agree to make, execute and deliver or cause to be made, executed and delivered, to the requesting party such other instruments and to take such other actions as the requesting party may reasonably require to carry out the terms of this Agreement and the transactions contemplated hereby.

21. The rights created by this Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the heirs, successors, assigns and personal representatives of Escrow Agent and the Company.

22. This Escrow Agreement shall be governed by, and its provisions construed and interpreted in accordance with, the laws of the State of Oregon applicable to contracts executed and to be performed wholly in that State without giving effect to the choice or conflict of laws principles or provisions thereof.

23. Each of the parties expressly waives its right to a jury trial with respect to any suit, litigation or other judicial proceeding regarding this Escrow Agreement or any dispute hereunder or relating hereto. Subject to Section 24 below, each of the parties agrees that any dispute under or with respect to this Escrow Agreement shall be determined before the state or federal courts situated in the City, County and State of Oregon, which courts shall have exclusive jurisdiction over and with respect to any such dispute, and each of the parties hereby irrevocably submits to the jurisdiction of such courts. Each party hereby agrees not to raise any defense or objection, under the theory of *forum non conveniens* or otherwise, with respect to the jurisdiction of any such court. In addition to such other method as may be available under applicable law, each party agrees that any summons, complaint or other papers or process in connection with any such dispute may be served on it in the same manner in which a notice may be given to it hereunder.

24. Dispute Resolution and Arbitration.

(a) Subject to clause (b) below, if any dispute arises between the parties regarding or relating to this Escrow Agreement, then such dispute shall be resolved through arbitration under the Commercial Rules of the American Arbitration Association (the "AAA"), before a single, independent arbitrator (which arbitrator shall be a retired judge of any Federal Court or a retired judge who has served as a judge in civil proceedings in Oregon at the Supreme Court level or on a more senior court in the State of Oregon). Any such arbitrator shall be selected by mutual agreement of the parties, but in the event the parties cannot agree upon the selection of such arbitrator, the AAA located in Portland, Oregon shall appoint such arbitrator in accordance with the commercial arbitration rules of the AAA. Any arbitration proceeding contemplated hereunder shall be conducted in Portland, Oregon. The parties consent to the entry of judgment upon award rendered by the arbitrator in any court of competent jurisdiction.

(b) Notwithstanding any of the foregoing, if adequate grounds exist for seeking immediate injunctive or other equitable relief hereunder, such party may seek and obtain such relief through a judicial proceeding or action in accordance with Section 23(a) above.

(c) In any arbitration contemplated by this Section 24, each party shall, subject to Section 20, bear its own costs; however, any fees assessed by the AAA shall be allocated by the arbitrator in his or her sole discretion.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be duly executed as of the day and year first above written.



BASERRI OUTDOORS GROUP, INC.

By: ______________________

Its: President



TRANSFER ONLINE, INC.

By: ______________________

Its: President & CEO

AUTHORIZED REPRESENTATIVE OF COMPANY:

Brenda Rodrigue
Secretary of Baserri Outdoors Group, Inc.
Treasurer
P.O. Box 293835
Kerrville, TX 78029

116 Oak Drive
Friendswood, TX 77546

832.541.5649
brenda.rodrigue@baserrishotguns.com

Manufacturing Agreement

September 15, 2012

This agreement is between Baserri Shotguns, LLC located at 116 Oak Drive, Friendswood, TX 77546, a Texas Company and AYA SPAIN, located at

Whereas, AYA SPAIN is in the business of manufacturing a line of shotguns for the hunting and sporting clay industry and Whereas, AYA SPAIN is currently working with Baserri to manufacture shotguns under the trademark of Baserri,

Whereas, Baserri Shotguns is a licensed importer of shotguns to be expressly manufactured by AYA SPAIN, and whereas Baserri desires to expand its relationship with AYA SPAIN and Whereas Baserri Shotguns, LLC and the shareholders of AYA SPAIN are negotiating an agreement whereby Baserri shall purchase AYA SPAIN,

Therefore Baserri and AYA SPAIN enter into this Manufacturing Agreement to place in writing certain intentions and actions to be taken by both parties in order to establish a long-term relationship with one another and to protect both parties going forward.

- AYA SPAIN agrees to manufacture shotguns for Baserri under the Baserri Trademarks for a period of no less than 5 years and to manufacture shotguns in a quantity of up to 4,500 shotguns per year
- AYA SPAIN agrees to provide warranty service and all other commonly accepted business practices for the length of this agreement
- Should the unlikely event occur whereby the negotiated letter of intent is not finalized AYA SPAIN agrees to continue to manufacture shotguns for Baserri for the agreed upon timeframe above

For these efforts and commitments Baserri will:

- Order shotguns regularly according to terms established in other documents
- Baserri shall pay for shotguns ordered in accordance to previously established terms
- Baserri shall work with AYA SPAIN engineers to establish quality guidelines and other engineering advancements to the Baserri Brand

By signing this agreement AYA SPAIN and Baserri agree to pursue mutual manufacturing synergies and processes to insure the quality of shotguns manufactured for the Baserri Trademark and to further enhance the AYA SPAIN name as a quality based global manufacturer of Shotguns.



Signed: 

____
Alan Thompson
President
Baserri Shotguns, LLC

Signed: 

____
Inigo Lopez
General Manager



Manufacturing Agreement

September 24, 2012

This agreement is between Baserri Shotguns, LLC located at 116 Oak Drive, Friendswood, TX 77546, a Texas Company and COMLANBER, and Lanber Arms located at

Whereas, COMLANBER is in the business of manufacturing a line of shotguns for the hunting and sporting clay industry and Whereas, COMLANBER is currently working with Baserri to manufacture shotguns under the trademark of Baserri,

Whereas, Baserri Shotguns is a licensed importer of shotguns to be expressly manufactured by COMLANBER, and whereas Baserri desires to expand its relationship with COMLANBER and Whereas Baserri Shotguns, LLC and the shareholders of COMLANBER are negotiating an agreement whereby Baserri shall purchase COMLANBER,

Therefore Baserri and COMLANBER enter into this Manufacturing Agreement to place in writing certain intentions and actions to be taken by both parties in order to establish a long-term relationship with one another and to protect both parties going forward.

- COMLANBER agrees to manufacture shotguns for Baserri under the Baserri Trademarks for a period of no less than 5 years and to manufacture shotguns in a quantity of up to 4,500 shotguns per year
- COMLANBER agrees to provide warranty service and all other commonly accepted business practices for the length of this agreement
- Should the unlikely event occur whereby the negotiated letter of intent is not finalized COMLANBER agrees to continue to manufacture shotguns for Baserri for the agreed upon timeframe above

For these efforts and commitments Baserri will:

- Order shotguns regularly according to terms established in other documents
- Baserri shall pay for shotguns ordered in accordance to previously established terms
- Baserri shall work with COMLANBER engineers to establish quality guidelines and other engineering advancements to the Baserri Brand

By signing this agreement COMLANBER and Baserri agree to pursue mutual manufacturing synergies and processes to insure the quality of shotguns manufactured for the Baserri Trademark and to further enhance the COLANBER name as a quality based global manufacturer of Shotguns.

Signed:



Alan Thompson
President
Baserri Shotguns, LLC

Signed:



Don Augustin Zabala Alberti

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement ("Agreement") is dated October 15, 2012, by and among Baserri Outdoors Group, Inc.., a Texas corporation, with its principal office located at 116 Oak Drive, Friendswood, Texas 77546, as Buyer, Baserri Shotguns, LLC, a Texas Limited Liability Corporation with its principal office at 116 Oak Drive, Friendswood, Texas, 77546, as Seller, and J. Wayne Rodrigue and Alan Thompson as Managing Selling Members.

RECITALS

Managing Seller Members own Ninety Five percent (95%) of the membership interests of the Seller, and Full Choke, LLC and Brad Davis and James Caffey own 5% membership interest in Seller.

Seller desires to sell, and Buyer desires to purchase, the Assets of Seller for the consideration and on the terms set forth in this Agreement.

Now, Therefore, in consideration of the mutual promises, agreements and covenants of the parties, the parties agree as follows:

ARTICLE ONE
DEFINITIONS AND USAGE

1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

"Accounts Receivable" shall mean (a) all trade accounts receivable and other rights to payment from customers of Seller and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Seller, (b) all other accounts or notes receivable of Seller and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.

"Bill of Sale, Assignment and Assumption Agreement" shall mean a bill of sale, assignment and assumption agreement transferring all of the Assets to Buyer and containing Buyer's undertaking and assumption of the Assumed Liabilities in the form of Exhibit 2.7(a)(i)).

"Business Day" shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in Houston, Texas, are permitted or required to be closed.

"Closing Date" shall mean the date on which the Closing actually takes place.

"Code" shall mean the Internal Revenue Code of 1986.

"Consent" shall mean any approval, consent, ratification, waiver or other authorization.

"Contemplated Transactions" shall mean all of the transactions contemplated by this Agreement.

"Contract" shall mean any agreement, contract, Lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied), whether or not legally binding.

"Disclosure Letter" shall mean the disclosure letter delivered by Seller and Seller Members to Buyer concurrently with the execution and delivery of this Agreement.

"Effective Time" shall mean the same as Closing Date.

"Employment Agreement" shall mean an employment agreement between Buyer and Managing Seller Members.

"Encumbrance" shall mean any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

"Governing Documents" shall mean with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equity holders' agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equity holders of any Person; and (g) any amendment or supplement to any of the foregoing.

"Governmental Authorization" shall mean any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"Governmental Body" shall mean any (a) nation, state, county, city, town, borough, village, district or other jurisdiction; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (d) multinational organization or body; (e) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or (f) official of any of the foregoing.

"Hazardous Activity" shall mean the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of groundwater) of Hazardous Material in, on, under, about or from any of the Facilities or any part thereof into the Environment and any other act, business, operation or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm, to persons or property on or off the Facilities.

"Hazardous Material" shall mean any substance, material or waste which is or will foreseeably be regulated by any Governmental Body, including any material, substance or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, and including petroleum, petroleum products, asbestos, presumed asbestos-containing material or asbestos-containing material, urea formaldehyde and polychlorinated biphenyls.

"IRS" shall mean the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

"Knowledge" shall mean the actual knowledge of either of the Seller Members or any other executive officer of Seller.

"Lease" shall mean any real property lease or any lease or rental agreement, license, right to use or installment and conditional sale agreement to which Seller is a party and any other Seller Contract pertaining to the leasing or use of any Tangible Personal Property.

"Legal Requirement" shall mean any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

"Liability" shall mean, with respect to any Person, any liability or obligation of such Person of any kind, character or description, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, and whether or not the same is required to be accrued on the financial statements of such Person.

" Noncompetition Agreements" shall mean the noncompetition agreements in the form of Exhibit 2.7(a)(v),

"Order" shall mean any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

"Person" shall mean an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

"Proceeding" shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Real Property" shall mean the real property located at 116 Oak Drive, Friendswood, TX 77546.

"Real Property Lease" shall mean the lease agreement for the Real Property in the form of Exhibit 2.7(a)(ii);

"Related Person" shall mean, with respect to a particular individual: (a) each other member of such individual's Family; (b) any Person that is directly or indirectly controlled by any one or more members of such individual's Family; (c) any Person in which members of such individual's Family hold (individually or in the aggregate) a Material Interest; and (d) any Person with respect to which one or more members of such individual's Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual: (a) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person; (b) any Person that holds a Material Interest in such specified Person; (c) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (d) any Person in which such specified Person holds a Material Interest; and (e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, (a) "control" (including "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; (b) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree and (iv) any other natural person who resides with such individual; and (c) "Material Interest" means direct or indirect beneficial ownership of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

"Subsidiary" shall mean with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Owner or one or more of its Subsidiaries.

"Tangible Personal Property" shall mean all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than Inventories) of every kind owned or leased by Seller (wherever located and whether or not carried on Seller's books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

"Tax" shall mean any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees' income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.

"Tax Return" shall mean any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

1.2 Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE TWO
SALE AND TRANSFER OF ASSETS; CLOSING

2.1 Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all of Seller's right, title and interest in and to Seller's property and assets listed below (but excluding the Excluded Assets):

(a) the Tangible Personal Property described in Schedule 2.1(a); (b) all Governmental Authorizations, to the extent transferable to Buyer, including those listed in Schedule 3.17(b); (c) all data and records related to the operations of Seller, including client and customer lists and records, service and warranty records, equipment logs, operating guides and manuals, and, subject to Legal Requirements, copies of all personnel records and other records described in Section 2.2(d); (d) all insurance benefits, including rights and proceeds, arising from or relating to the Assets or the Assumed Liabilities between the execution hereof and prior to the Effective Time, unless expended in accordance with this Agreement; and (e) all claims of Seller accruing between the execution hereof and prior to the Effective Time against third parties relating to the Assets.

All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the "Assets."

2.2 Excluded Assets. Seller's property and assets which not expressly listed in Section 2.1 (collectively, the "Excluded Assets") are not part of the sale and purchase contemplated hereunder, are excluded from the Assets and shall remain the property of Seller after the Closing, including without limitation the following:

(a) all minute books, stock records and corporate seals; (b) the shares of capital stock of Seller held in treasury; (c) all insurance policies and rights thereunder (except to the extent such insurance policies and rights cover or relate to assets acquired hereunder by Buyer; (d) all personnel records and other records that Seller is required by law to retain in its possession; and (e) all claims for refund of Taxes and other governmental charges of whatever nature.

2.3 Consideration. The consideration for the Assets (the "Purchase Price") will be (a) One Million Two Hundred Thousand Dollars ($1,200,000.00) and (b) the assumption of the Assumed Liabilities. The Purchase Price shall be payable by funds to be wire-transferred to Seller's account with Wells Fargo Bank within 6 months after the Closing Date.

2.4 Liabilities.

(a) Assumed Liabilities. On the Closing Date, but effective as of the Effective Time, Buyer shall not assume any liabilities of Seller. All liabilities of Seller shall be deemed to be Retained Liabilities.

(b) Retained Liabilities. The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. "Retained Liabilities" shall mean every Liability of Seller other than the Assumed Liabilities.

2.5 Allocation. The Purchase Price shall be allocated in accordance with Exhibit 2.5.

2.6 Closing. The purchase and sale provided for in this Agreement (the "Closing") will take place at the offices of Buyer located at 116 Oak Drive, Friendswood, Texas 77546 at 10:00 a.m. (local time) on October 15, 2012, or at such other time and place as the parties shall agree in writing.

2.7 Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a) Seller and Seller Members, as the case may be, shall deliver to Buyer,

(i) the Bill of Sale executed by Seller

(ii) such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance satisfactory to Buyer and its legal counsel and executed by Seller; and

(iii) A certificate of the Secretary of Seller certifying the resolution of the Managing Members' approval of Agreement

(b) Buyer shall deliver to Seller as the case may be:

(i) the Bill of Sale executed by Buyer;

(v) certificate of the Secretary of Buyer certifying the resolutions of the Board of Directors approving this Agreement; and

(vi) any other document reasonably requested by Seller relating to this Agreement and the Contemplated Transactions.

ARTICLE THREE
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller and Seller Members, jointly and severally, represent and warrant to Buyer as follows:

3.1 Organization and Good Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the Seller Contracts. To the best of its Knowledge, Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification. Seller has no Subsidiary.

3.2 Enforceability; Authority; No Conflict.

(a) This Agreement and the agreements executed in conjunction with the Contemplated Transactions (the "Closing Documents") constitute the legal, valid and binding obligation of Seller and each Shareholder, enforceable against each of them in accordance with its terms. Each of Seller's Closing Documents will constitute the legal, valid and binding obligation of each of Seller and the Seller Members, enforceable against each of them in accordance with its terms. Seller has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Seller's Closing Documents to which it is a party and to perform its obligations under this Agreement and the Seller's Closing Documents, and such action has been duly authorized by all necessary action by Seller's members, managers, officers and board of directors.

(b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) breach (A) any provision of any of the Governing Documents of Seller or (B) any resolution adopted by the board of directors, managers or members of Seller; (ii) breach or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller or either Shareholder, or any of the Assets, may be subject; (iii) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller or that otherwise relates to the Assets or to the business of Seller; (iv) cause Buyer to become subject to, or to become liable for the payment of, any Tax; (v) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Seller Contract; or (vi) result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets.

(c) Neither Seller nor either Shareholder is required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3 Capitalization. The ownership of Seller consists of membership interests, all of which are owned by Seller Members. Seller Members are and will be on the Closing Date the record and beneficial owners and holders of the membership interests owned by each of them, free and clear of all Encumbrances. There are no Contracts relating to the issuance, sale or transfer of any membership interests or other securities or interests of any kind of Seller.

3.4 Financial Statements. Seller has delivered to Buyer: (a) an unaudited balance sheet of Seller as of October 1, 2012 (the "Balance Sheet"), and the related statements of income, and (b) an unaudited balance sheet of Seller as at October 1, 2012, (the "Interim Balance Sheet") for the one month then ended. Such financial statements fairly present the financial condition and the results of operations, of Seller as at the respective dates of and for the periods referred to in such financial statements. The financial statements referred to in this Section 3.4 reflect and will reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. The financial statements have been and will be prepared from and are in accordance with the accounting records of Seller.

3.5 Books and Records. To Seller's Knowledge, the books of account and other financial Records of Seller, all of which have been made available to Buyer, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices.

3.6 Intentionally Omitted.

3.7 Intentionally Omitted.

3.8 Intentionally Omitted.

3.9 Intentionally Omitted.

3.10 Intentionally Omitted.

3.11 Intentionally Omitted.

3.12 Intentionally Omitted.

3.13 Intentionally Omitted.

3.14 Taxes.

(a) Tax Returns Filed and Taxes Paid. To its Knowledge, Seller has filed on a timely basis all Tax Returns and all reports with respect to Taxes that are or were required to be filed pursuant to applicable Legal Requirements. All Tax Returns and reports filed by Seller are true, correct and complete.

(b) Delivery of Tax Returns and Information. Seller has delivered or made available to Buyer copies of all Tax Returns filed since January 1, 2011

(c) Withholding. All Taxes that Seller is or was required by Legal Requirements to withhold, deduct or collect have been duly withheld, deducted and collected and, to the extent required, have been paid to the proper Governmental Body or other Person, except for those Taxes listed in Schedule 3.14(c).

3.15 No Material Adverse Change. Since the date of the Balance Sheet, there has not been any material adverse change in the business, operations, assets, results of operations or condition of Seller, and to Seller's Knowledge, no event has occurred or circumstance exists that may result in such a material adverse change.

3.16 Employee Benefits.

(a) Set forth in Schedule 3.16(a) is a complete and correct list of all "employee benefit plans" as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, retirement, pension, health, life-insurance, disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit or welfare plan, and any other employee compensation or benefit plan, contract or understanding that has been maintained or contributed to in the last three (3) years by Seller ("Employee Plans").

(b) Seller has, at all times, complied, and currently complies, in all material respects with the applicable continuation requirements for its welfare benefit plans, including (1) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as "COBRA" and (2) any applicable state statutes mandating health insurance continuation coverage for employees. Except for the continuation coverage requirements of COBRA, Seller has no obligations or potential liability for benefits to employees, former employees or their respective dependents following termination of employment or retirement under any of the Employee Plans.

3.17 Compliance with Legal Requirements; Governmental Authorizations.

(a) Except as set forth in Schedule 3.17(a),to Seller's Knowledge, Seller is, and at all times since October 1, 2012, has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets.

(b) Schedule 3.17(b) contains a complete and accurate list of each Governmental Authorization that is held by Seller or that otherwise relates to Seller's business or the Assets. Each Governmental Authorization listed or required to be listed in Schedule 3.17(b) is valid and in full force and effect.

3.18 Absence of Certain Changes and Events. Except as set forth in Schedule 3.17, since the date of the Balance Sheet, Seller has conducted its business only in the Ordinary course of business and there has not been any:

(a) change in Seller's membership interests or any right or interest in or to the distributions or income from the Seller;

(b) amendment to the Governing Documents of Seller;

(c) payment (except in the ordinary course of business) or increase by Seller of any bonuses, salaries or other compensation to any manager, member director, officer or employee or entry into any employment, severance or similar Contract with any manager, member, director, officer or employee;

(d) adoption of, amendment to or increase in the payments to or benefits under, any Employee Plan;

(e) damage to or destruction or loss of any Asset not covered by insurance;

(f) entry into, termination of or receipt of notice of termination of (i) any Material Contract to which Seller is a party;

(g) sale (other than sales of Inventories in the ordinary course of business), lease or other disposition of any Asset or property of Seller (including the Intellectual Property Assets) or the creation of any Encumbrance on any Asset;

(h) indication by any customer or supplier of an intention to discontinue or change the terms of its relationship with Seller; or

(i) material change in the accounting methods used by Seller.

3.19 Labor Disputes; Compliance. To the Knowledge of Seller, Seller has complied in all respects with all Legal Requirements relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and other similar requirements, the payment of social security and similar Taxes and occupational safety and health.

3.20 Intentionally Omitted.

3.21 Relationships with Related Persons. Except as disclosed in Schedule 3.26, neither Seller nor any Shareholder nor any Related Person of any of them has, or since January 1, 2007, has had, any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to Seller's business. Neither Seller nor either Shareholder nor any Related Person of any of them owns, or since January 1, 2007, has owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has

(a) had business dealings or a material financial interest in any transaction with Seller other than business dealings or transactions disclosed in Schedule 3.29, each of which has been conducted in the ordinary course of business with Seller at substantially prevailing market prices and on substantially prevailing market terms or

(b) engaged in competition with Seller with respect to any line of the products or services of Seller (a "Competing Business") in any market presently served by Seller. Except as set forth in Schedule 3.26, neither Seller nor either Shareholder nor any Related Person of any of them is a party to any Contract with, or has any claim or right against, Seller.

3.22 Brokers or Finders. Neither Seller nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payments in connection with the sale of Seller's business or the Assets or the Contemplated Transactions.

3.23 Disclosure. No representation or warranty or other statement made by Seller or either Shareholder in this Agreement, the Disclosure Letter, any supplement to the Disclosure Letter, or otherwise in connection with the Contemplated Transactions contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. Seller does not have Knowledge of any fact that has specific application to Seller (other than general economic or industry conditions) and that may materially adversely affect the assets, business, prospects, financial condition or results of operations of Seller that has not been set forth in this Agreement or the Disclosure Letter.

ARTICLE FOUR
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and Seller Members as follows:

4.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, with full power and authority to conduct its business as it is now conducted.

4.2 Authority; No Conflict. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of the Bill of Sale, Assignment and Assumption Agreement, and each other agreement to be executed or delivered by Buyer at Closing (collectively, the "Buyer's Closing Documents"), each of the Buyer's Closing Documents will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms. Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer's Closing Documents and to perform its obligations under this Agreement and the Buyer's Closing Documents, and such action has been duly authorized by all necessary action. Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to: (i) any provision of Buyer's Governing Documents; (ii) any resolution adopted by the management committee or the members of Buyer; (iii) any Legal Requirement or Order to which Buyer may be subject; or (iv) any Contract to which Buyer is a party or by which Buyer may be bound.

Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3 Certain Proceedings. There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions. To Buyer's Knowledge, no such Proceeding has been threatened.

4.4 Brokers or Finders. Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with the Contemplated Transactions.

ARTICLE FIVE
COVENANTS OF SELLER PRIOR TO CLOSING

5.1 Access and Investigation. Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from Buyer, Seller shall (and Seller Members shall cause Seller to) (a) afford Buyer and its Representatives and prospective lenders and their Representatives (collectively, "Buyer Group") full and free access, during regular business hours, to Seller's personnel, properties, Contracts, Governmental Authorizations, books and Records and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller; (b) furnish Buyer Group with copies of all such Contracts, Governmental Authorizations, books and Records and other existing documents and data as Buyer may reasonably request; (c) furnish Buyer Group with such additional financial, operating and other relevant data and information as Buyer may reasonably request; and (d) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer's investigation of the properties, assets and financial condition related to Seller.

5.2 Operation of the Business of Seller. Between the date of this Agreement and the Closing, Seller shall conduct its business only in the Ordinary course of business except as otherwise directed by Buyer in writing, and without making any commitment on Buyer's behalf, use its Best Efforts to preserve intact its current business organization, keep available the services of its officers, employees and agents and maintain its relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it and maintain all books and Records of Seller relating to Seller's business in the Ordinary course of business.

5.3 Intentionally Omitted.

5.4 Intentionally Omitted.

5.5 Intentionally Omitted.

5.6 Intentionally Omitted.

5.7 Intentionally Omitted.

5.8 Use of Name. Buyer shall have the right to use the name “Schedule” in connection with its business.

5.9 Payment of Liabilities. Seller shall pay or otherwise satisfy in the Ordinary course of business all of its Liabilities and obligations. Buyer and Seller hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (or any similar law) ("Bulk Sales Laws") in connection with the Contemplated Transactions.

ARTICLE SIX
COVENANTS OF BUYER PRIOR TO CLOSING

6.1 Required Approvals. As promptly as practicable after the date of this Agreement, Buyer shall make, or cause to be made, all filings required by Legal Requirements to be made by it to consummate the Contemplated Transactions. Buyer also shall cooperate, and cause its Related Persons to cooperate, with Seller (a) with respect to all filings Seller shall be required by Legal Requirements to make and (b) in obtaining all Consents identified in Schedule 3.2(c), provided, however, that Buyer shall not be required to dispose of or make any change to its business, expend any material funds or incur any other burden in order to comply with this Section 6.1.

6.2 Intentionally Omitted.

ARTICLE SEVEN
CONDITIONS PRECEDENT TO BUYER'S OBLIGATION TO CLOSE

Buyer's obligation to purchase the Assets and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

7.1 Accuracy of Representations. All of Seller's representations and warranties in this Agreement and each of these representations and warranties shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made, without giving effect to any supplement to the Disclosure Letter.

7.2 Seller's Performance. All of the covenants and obligations that Seller and Seller Members are required to perform or to comply with pursuant to this Agreement at or prior to the Closing and each of these covenants and obligations shall have been duly performed and complied with in all material respects.

7.3 Intentionally Omitted.

7.4 Additional Documents. Seller shall have caused the documents and instruments required by Section 2.7(a) and the following documents to be delivered (or tendered subject only to Closing) to Buyer:

(a) The articles of incorporation and all amendments thereto of Seller, duly certified as of a recent date by the Secretary of State of the jurisdiction of Seller's incorporation;

(b) Releases of all Encumbrances on the Assets, other than Permitted Encumbrances;

(c) Such other documents as Buyer may reasonably request to facilitate the consummation or performance of any of the Contemplated Transactions.

7.5 No Proceedings. Since the date of this Agreement, there shall not have been commenced or threatened against Buyer/any Proceeding involving any challenge to, or seeking Damages or other relief in connection with, any of the Contemplated Transactions or that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the Contemplated Transactions.

7.6 Governmental Authorizations. Buyer shall have received such Governmental Authorizations as are necessary or desirable to allow Buyer to operate the Assets from and after the Closing.

ARTICLE EIGHT
CONDITIONS PRECEDENT TO SELLER'S OBLIGATION TO CLOSE

Seller's obligation to sell the Assets and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller in whole or in part):

8.1 Accuracy of Representations. All of Buyer's representations and warranties in this Agreement and each of these representations and warranties shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

8.2 Buyer's Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing and each of these covenants and obligations shall have been performed and complied with in all material respects.

8.4 Additional Documents. Buyer shall have caused the documents and instruments required by Section 2.7(b) and the following documents to be delivered to Seller and Seller Members:

(a) such documents as Seller may reasonably request to facilitate the consummation or performance of any of the Contemplated Transactions.

8.5 No Injunction. There shall not be in effect any Legal Requirement or any injunction or other Order that prohibits the consummation of the Contemplated Transactions.

ARTICLE NINE
TERMINATION

9.1 Termination Events. By notice given prior to or at the Closing, subject to Section 9.2, this Agreement may be terminated as follows:

(a) by Buyer if a material Breach of any provision of this Agreement has been committed by Seller or Seller Members and such Breach has not been waived by Buyer;

(b) by Seller if a material Breach of any provision of this Agreement has been committed by Buyer and such Breach has not been waived by Seller;

(c) by Buyer if any condition in Article 7 has not been satisfied as of the date specified for Closing or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement), and Buyer has not waived such condition on or before such date;

(d) by Seller if any condition in Article 8 has not been satisfied as of the date specified for Closing or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of Seller or the Seller Members to comply with their obligations under this Agreement), and Seller has not waived such condition on or before such date;

(e) by mutual consent of Buyer and Seller;

(f) by Buyer if the Closing has not occurred on or before April 15, 2013, or such later date as the parties may agree upon, unless the Buyer is in material Breach of this Agreement; or

(g) by Seller if the Closing has not occurred on or before April 15, 2013, or such later date as the parties may agree upon, unless the Seller or Seller Members are in material Breach of this Agreement.

9.2 Effect of Termination. Each party's right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 9.2 and Articles 12 and 13 (except for those in Section 13.5) will survive, provided, however, that, if this Agreement is terminated because of a Breach of this Agreement by the non-terminating party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE TEN
ADDITIONAL COVENANTS

10.1 Employees and Employee Benefits. Buyer is not obligated to hire any of Seller's employees, but may interview all such employees. Effective immediately before the Closing, Seller will terminate the employment of all of its employees. Seller shall be responsible for the payment of all wages and other remuneration due to employees with respect to their services as employees of Seller through the close of business on the Closing Date.

10.2 Intentionally Omitted.

10.3 Intentionally Omitted.

10.4 Intentionally Omitted.

10.5 Intentionally Omitted.

10.6 Intentionally Omitted.

10.7 Intentionally Omitted.

10.8 Customer and Other Business Relationships. After the Closing, and pursuant to the Employment Agreement entered into concurrently herewith, Seller will cooperate with Buyer in its efforts to continue and maintain for the benefit of Buyer those business relationships of Seller existing prior to the Closing and relating to the business to be operated by Buyer after the Closing, including relationships with lessors, employees, regulatory authorities, licensors, customers, suppliers and others.

10.9 Further Assurances. Subject to the proviso in Section 6.1, the parties shall cooperate reasonably with each other in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall furnish upon request to each other such further information; execute and deliver to each other such other documents; and do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

ARTICLE ELEVEN
INDEMNIFICATION; REMEDIES

11.1 Survival. All representations, warranties, covenants and obligations in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, and any other document delivered pursuant to this Agreement shall survive the Closing and the consummation of the Contemplated Transactions, subject to Section 11.7.

11.2 Indemnification and Reimbursement by Seller and Seller Members. Subject to the limitations contained herein, Seller will indemnify and hold harmless Buyer, and its Representatives, shareholders, subsidiaries and Related Persons (collectively, the "Buyer Indemnified Persons"), for any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys' fees and expenses) or diminution of value, whether or not involving a Third-Party Claim (collectively, "Damages"), arising from or in connection with any breach of any representation, warranty, covenant or obligation made by Seller or either Shareholder in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, any transfer instrument or any other certificate, document, writing or instrument delivered by Seller or either Shareholder pursuant to this Agreement.

11.3 Indemnification and Reimbursement by Buyer. Buyer will indemnify and hold harmless Seller, and will reimburse Seller, for any Damages arising from or in connection with any Breach of any representation, warranty, covenant or obligation made by Buyer in this Agreement or in any certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement.

11.4 Time Limitations.

(a) If the Closing occurs, Seller will have liability for indemnification only if on or before April 15, 2013, Buyer notifies Seller or Seller Members of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by Buyer.

(b) If the Closing occurs, Buyer will have liability for indemnification only if on or before April 15, 2013, Seller or Seller Members notify Buyer of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by Seller or Seller Members.

11.5 No Right of Setoff. Notwithstanding anything in this Agreement to the contrary, Buyer shall have no right to set off any amounts to which it may deem itself entitled under this Agreement, including this Article 11, against amounts otherwise payable to Seller or Seller Members.

11.6 Claims. No party shall be required to indemnify another pursuant hereto unless the party seeking indemnification (the "Indemnitee") shall, with reasonable promptness, provide the other party (the "Indemnitor") with copies of any claims or other documents received and shall otherwise make available to the Indemnitor all material relevant information. The Indemnitor shall have the right to defend any such claim at its expense, with counsel of its choosing, and the Indemnitee shall have the right, at its expense, using counsel of its choosing, to join in the defense of any such claim. The Indemnitee's failure to give prompt notice or to provide copies of documents or to furnish relevant data shall not constitute a defense in whole or in part to any claim by the Indemnitee against the Indemnitor except to the extent that such failure by the Indemnitee shall result in a material prejudice to the Idemnitor.

Except as hereinafter provided, neither party shall settle or compromise any such claim unless it shall first obtain the written consent of the other, which shall not be unreasonably withheld. The foregoing notwithstanding, if suit shall have been instituted against the Indemnitee and the Indemnitor shall have failed, after the lapse of a reasonable time after written notice to it of such suit, to take action to defend the same, the Indemnitee shall have the right to defend the claim (without limiting the right of the Indemnitor to participate in the defense) and to charge the Indemnitor with the reasonable cost of any such defense, including reasonable attorneys' fees, and the Indemnitee shall have the right, after notifying but without consulting the Indemnitor, to settle or compromise such claim on any terms reasonably approved by the Indemnitee.

11.7 Indemnification Limitations. Notwithstanding anything in this Agreement to the contrary, neither Seller nor Seller Members shall have any liability for breach of warranty or representation hereunder except to the extent that the amount of all valid claims for such breach against it or them hereunder exceeds an aggregate of $5,000. Except as herein provided, the liability of the Seller Members for any breach of warranty or representation hereunder shall not exceed $5,000. Nothing contained herein shall relieve Seller Members or Seller of any liability they or it may have for any intentional breach of representation or warranty or for such intentional breach of any covenants or agreements made herein by such party.

ARTICLE TWELVE
CONFIDENTIALITY

12.1 Confidential Information. Between the date of this Agreement and the Closing Date, Buyer, Seller and Seller Members will maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Buyer and the Seller to maintain in confidence any written information, whether or not stamped "confidential" when originally furnished or obtained by another party in connection with this Agreement or the Contemplated Transactions, unless (i) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions, or (iii) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings ("Confidential Information"). If the Contemplated Transactions are not consummated, each party will immediately return or destroy all confidential information disclosed or provided by the other party.

ARTICLE THIRTEEN
GENERAL PROVISIONS

13.1 Expenses. Each party agrees to be responsible for its own attorneys' fees and expenses, and each party shall indemnify the other for any liability with respect to the attorneys' fees and expenses incurred by them in connection with the preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions.

13.2 Public Announcements. Any public announcement, press release or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer and Seller shall agree. Seller and Buyer will consult with each other concerning the means by which Seller's employees, customers, suppliers and others having dealings with Seller will be informed of the Contemplated Transactions, and Buyer will have the right to be present for any such communication.

13.3 Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), or received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties):

Seller: Baserri Shotguns, LLC
116 Oak Drive
Friendswood, TX 77546
Attention: Manager

copy to: Alan Thompson
116 Oak Drive
Friendswood, TX 77546

Seller Managing Members: Jerry W. Rodrigue, Jr.

And

Alan Thompson

Buyer: Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546

copy to: J. Wayne Rodrigue
P.O. Box 293835
Kerrville, TX 78029

13.4 Jurisdiction; Service of Process. Any Proceeding arising out of or relating to this Agreement or any Contemplated Transaction may be brought in the courts of the State of Texas, County of Harris, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of Texas, Houston Division, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding. Process in any Proceeding referred to in the first sentence of this section may be served on any party anywhere in the world.

13.5 Waiver; Remedies Cumulative. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege.

13.6 Entire Agreement and Modification. This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (including any letter of intent and any confidentiality agreement between Buyer and Seller) and constitutes (along with the Disclosure Letter, Exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

13.7 Disclosure Letter. The information in the Disclosure Letter constitutes exceptions to particular representations, warranties, covenants and obligations of Seller and Seller Members as set forth in this Agreement or descriptions or lists of assets and liabilities and other items referred to in this Agreement. If there is any inconsistency between the statements in this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the Disclosure Letter will control.

13.8 Assignment. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties. .

13.9 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13.10 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

13.11 Governing Law. This Agreement will be governed by and construed under the laws of the State of Texas without regard to conflicts-of-laws principles that would require the application of any other law.

13.12 Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Buyer:	Seller:
BASERRI OUTDOORS GROUP, INC	**BASERRI SHOTGUNS, LLC**
	
By: Alan Thompson	By: J. Wayne Rodrigue
Its President	Its Manager

<u>LIST OF EXHIBITS</u>

February 28, 2013

Board of Directors
Baserri Outdoors Group, Inc.
116 Oak Dr.
Houston, Texas 77546

Re: Registration Statement on Form 1-A
File No. 024-10333

I have been requested to issue my opinion as to the legal status of up to 833,334 Class A common shares of Baserri Outdoors Group, Inc. (the "Company") which are being registered on Form 1-A ("Registration Statement") under the Securities Act of 1933, as amended (the "Act") for sale by the Company.

I have, in connection with that request, examined the Certificate of Formation, By-laws of the Company, form subscription agreement, a draft of the proposed amended Registration Statement, and reviewed other documents and conducted other investigations as I have deemed necessary and appropriate to establish a basis for the opinions set forth herein.

For purposes of this opinion, I have assumed the authenticity of all documents submitted to me as originals, the conformity to the originals of all documents submitted to me as copies, and the authenticity of the originals of all documents submitted to me as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company, and the due authorization, execution and delivery of all documents by the parties thereto other than the Company.

Based upon and subject to the foregoing matters discussed below, after having given due regard to such issues of law as I deemed relevant, and assuming that (i) the Registration Statement (and any amendments thereto) is declared effective and remains effective, and the Offering Circular which is part thereof, and the Offering Circular delivery requirements with respect thereto, are complied with and the Company fulfills all of the requirements of the Act, throughout all of the periods relevant to this opinion (including the requirements of Section 10(a)(3) of the Act); (ii) all offers and sales of the Shares are made in a manner complying with the terms of the Registration Statement and the Act; (iii) Subscription Agreements in the form of an exhibit to the Registration Statement (as amended and supplemented from time to time) have been duly executed and delivered by the various investors and the Company; and (iv) all offers and sales of the Shares are made in compliance with the securities laws of the states having jurisdiction thereto, I am of the opinion that the Shares, when offered, issued and paid for as described in the Registration Statement and Offering Circular and pursuant to the Subscription Agreements, will be validly issued, fully paid and non-assessable. This opinion is expressly limited in scope to the Shares enumerated herein which are to be expressly covered by the referenced Registration Statement.

I have also assumed that at the time of issuance in the event the minimum number of shares are sold in the offering, the Company will receive the full amount of the consideration for which the Board authorized the issuance of the Shares; the Company will issue a share certificate or certificates to each purchaser of the Shares certifying the number of Shares held by such purchaser, or such Shares will be registered by book entry registration in the name of such purchaser, if un-certificated; and that the Company has complied, and will comply, with all securities laws and regulations and "blue sky" laws applicable to the issuance of the Shares. I express no opinion as to the enforceability of the Subscription Agreements. I express no opinion as to any county, municipal, city, town or village ordinance, rule, regulation or administrative decision. Our opinion is rendered as of the date hereof, and I assume no obligation to advise you of changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to our attention.

I express no opinion as to the laws of any state or jurisdiction other than the laws governing corporations of the State of Texas (including applicable provisions of the state constitution and reported judicial decisions interpreting such Law and such Constitution) and the federal laws of the United States of America. No opinion is expressed herein with respect to the qualification of the Shares under the securities or blue sky laws of any state or any foreign jurisdiction.

I have acted as special counsel to the Company only in connection with this opinion letter, and my engagement is limited and there may exist matters of a legal nature about which I have not been consulted. My opinion is expressly limited to the matters set forth above, and I render no opinion, whether by implication or otherwise, as to any other matters other than those described above, relating to the Company, the Shares or the Registration Statement.

This opinion is being delivered and is intended for use solely in regard to the transactions contemplated by the Registration Statement. I assume no duty to communicate to you with respect to any matter which comes to our attention after the effective date of the Registration Statement or any changes in law that may thereafter occur.

CONSENT

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and in any amendment thereto. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Sincerely,



Aaron D. McGeary